DOMINION DIAMOND CORPORATION

MANAGEMENT PROXY CIRCULAR

For the
Annual Meeting of Shareholders
July 20, 2016

_________________________________________

June 17, 2016

DOMINION DIAMOND CORPORATION

INVITATION TO SHAREHOLDERS

Dear Shareholder:

On behalf of the Board of Directors, management and employees, we invite you to attend Dominion Diamond Corporation's Annual Meeting of Shareholders on Wednesday, July 20, 2016.

The items of business to be considered at this Meeting are described in the Notice of Annual Meeting and Management Proxy Circular. No matter how many shares you hold, your participation at the Meeting is very important. If you are unable to attend the Meeting in person, we encourage you to vote by following the voting instructions included on the proxy form.

There will be an opportunity at the Meeting to ask questions and meet with management, the Board of Directors and your fellow shareholders.

We look forward to seeing you at the Meeting.

Sincerely,

DOMINION DIAMOND CORPORATION
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual Meeting of Shareholders (the “Meeting”) of DOMINION DIAMOND CORPORATION (the “Corporation”) will be held at St. Andrew’s Club and Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario at 10:00 a.m. Toronto time on Wednesday, July 20, 2016, for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the fiscal year ended January 31, 2016, together with the report of the auditors thereon;

2.	to elect directors;

3.	to appoint auditors and authorize the directors to fix their remuneration;

4.	to consider and, if thought fit, to approve an advisory resolution on the Corporation’s approach to executive compensation, as disclosed in the Management Proxy Circular of the Corporation; and

5.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Management Proxy Circular of the Corporation provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

Whether or not you expect to attend the Meeting, please exercise your right to vote. Shareholders who have voted may still attend the Meeting. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Management Proxy Circular. To be valid, proxies must be received by the Proxy Department of CST Trust Company by mail at P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, or by email to proxy@canstockta.com, or by fax to 1-866-781-3111 or outside Canada and U.S. to 416-368-2502, or in person at 320 Bay Street, Basement Level (B1), Toronto, Ontario, Canada, M5H 4A6, no later than 5:00 p.m. (Toronto time) on July 18, 2016, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.

BY ORDER OF THE BOARD

Lyle R. Hepburn
Corporate Secretary
June 17, 2016

DOMINON DIAMOND CORPORATION

MANAGEMENT PROXY CIRCULAR

All information is as of June 17, 2016 and all dollar figures are in United States dollars, unless otherwise indicated.

Q&A ON PROXY VOTING

Q:	What am I voting on?

A:

At the Annual Meeting of Shareholders (the “Meeting”), shareholders are voting on the election of directors to the board of directors (the “Board”) of Dominion Diamond Corporation (the “Corporation”), the appointment of auditors for the Corporation and authorizing the directors to fix the remuneration of the auditors and the advisory resolution to accept the Corporation’s approach to executive compensation, as disclosed in this Management Proxy Circular.

Q:	Who is entitled to vote?

A:

If you owned your Common Shares as at the close of business on June 1, 2016 (the “Record Date”), you are entitled to vote. Each Common Share is entitled to one vote on those items of business identified in the Notice of Annual Meeting of Shareholders.

Q:	How do I vote?

A:

There are two ways you can vote. You may vote in person at the Meeting, in which case please read the instructions set out after the following question. If you do not plan to attend the Meeting and you are a registered shareholder you may sign the enclosed form of proxy appointing the named persons or some other person you choose, who need not be a shareholder, to represent you as proxyholder and vote your Common Shares at the Meeting. If your Common Shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other), you will have received from your nominee either a request for voting instructions or a form of proxy for the number of Common Shares you hold. For your Common Shares to be voted, please follow the voting instructions provided by your nominee.

Q:	What if I plan to attend the Meeting and vote in person?

A:

If you are a registered shareholder and plan to attend the Meeting and wish to vote your Common Shares in person at the Meeting, do not complete or return the form of proxy. Your vote will be taken and counted at the Meeting. Please register with the transfer agent, CST Trust Company, upon arrival at the Meeting.

If your Common Shares are held in the name of a nominee, the Corporation may have no record of your shareholdings or of your entitlement to vote unless your nominee has appointed you as proxyholder. Therefore, if you wish to vote in person at the Meeting, insert your own name in the space provided on the request for voting instructions or form of proxy and return it by following the instructions provided to you by your nominee. Do not complete the voting instructions on the form, as you will be voting at the Meeting. Please register with the transfer agent, CST Trust Company, upon arrival at the Meeting.

Q:	Who is soliciting my proxy?

A:

The enclosed form of proxy is being solicited by the management of the Corporation and the associated costs will be borne by the Corporation. The solicitation will be made primarily by mail but may also be solicited personally, by telephone, e-mail, internet, facsimile, or other means of communication by employees or advisors of the Corporation.

Q:	What if I sign the form of proxy enclosed with this Management Proxy Circular?

A:

Signing the enclosed form of proxy gives authority to James K. Gowans or Brendan Bell, each of whom is a director of the Corporation, or to another person you have appointed, to vote your Common Shares at the Meeting.

Q:	Can I appoint someone other than these directors to vote my Common Shares?

A:	Yes. Write the name of this person, who need not be a shareholder, in the blank space provided in the accompanying form of proxy.

It is important to ensure that any other person you appoint is attending the Meeting and is aware that he or she has been appointed to vote your Common Shares. Proxyholders should, upon arrival at the Meeting, present themselves to a representative of CST Trust Company.

Q:	What do I do with my completed proxy?

A:

If you are a registered shareholder, return the proxy to the Corporation’s transfer agent, CST Trust Company, in the envelope provided, or by email to proxy@canstockta.com, or by fax to 1-866-781- 3111 or outside Canada and U.S. to 416-368-2502, so that it arrives no later than 5:00 p.m. (Eastern Standard Time) on Monday, July 18, 2016 to record your vote. If your Common Shares are held in the name of a nominee, please follow the voting instructions provided by your nominee.

Q:	If I change my mind, can I take back my proxy once I have given it?

A:

Yes. If you change your mind and wish to revoke your proxy, prepare a written statement to this effect. The statement must be signed by you or your attorney as authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney of the corporation duly authorized. This statement must be delivered to the Corporate Secretary of the Corporation at the following address no later than 5:00 p.m. (Eastern Standard Time) on Monday, July 18, 2016 or to the Chairman on the day of the Meeting, July 20, 2016, or any adjournment of the Meeting.

Dominion Diamond Corporation
c/o 1090 Don Mills Road, Suite 506, Toronto, Ontario, M3C 3R6
Attention:      Lyle R. Hepburn  Fax No.:      416-350-3510

Q:	How will my Common Shares be voted if I give my proxy?

A:

The persons named on the form of proxy must vote for or against or withhold from voting your Common Shares in accordance with your directions, or you can let your proxyholder decide for you. In the absence of such directions, proxies received by management will be voted in favour of the election of directors to the Board as described herein, the appointment of auditors, and the advisory resolution to accept the Corporation’s approach to executive compensation, all as disclosed in this Management Proxy Circular.

Q:	What if amendments are made to these matters or if other matters are brought before the Meeting?

A:

The persons named in the form of proxy will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders and with respect to other matters which may properly come before the Meeting. As of the time of printing of this Management Proxy Circular, management of the Corporation knows of no such amendment, variation or other matter expected to come before the Meeting. If any other matters properly come before the Meeting, the persons named in the form of proxy will vote on them in accordance with their best judgment.

Q:	How many Common Shares are entitled to vote?

A:

As of the Record Date, there were 85,335,979 Common Shares issued and outstanding. Each registered shareholder has one vote for each Common Share held at the close of business on the Record Date. To the knowledge of the directors and senior officers of the Corporation, as of date hereof, the following table sets forth the parties who beneficially own, directly or indirectly, or exercise control or direction over voting securities of the Corporation carrying 10% or more of the voting rights attached to any class of voting securities of the Corporation:

Name of Shareholder and Municipality of Residence	Number of Common Shares owned, Controlled or Directed	% of Outstanding Common Shares
BlackRock, Inc. New York, NY, USA	11,356,722	13.3%
M&G Investment Management Limited United Kingdom, England	11,293,473(1)	13.2%

(1) M&G Investment Management Limited’s Schedule 13G filed with the Securities and Exchange Commission states that all of these Common Shares are legally owned by its advisory clients and none are owned directly by it. It further discloses that it has shared power to vote 3.2 million Common Shares and shares the power to dispose or to direct the disposition of 11.2 million Common Shares. Some of these Common Shares are owned legally by Vanguard Inc. their investment advisory client. M&G states in its filing that it has the sole investment power and no voting power in these securities.

Q:	How will the votes be counted?

A:	Each question brought before the Meeting is determined by a majority of votes cast on the question. In the case of equal votes, the Chairman of the Meeting is entitled to a second or casting vote.

Q:	Who counts the votes?

A:

The Corporation’s transfer agent, CST Trust Company, counts and tabulates the proxies, this is done independently of the Corporation. Proxies are referred to the Corporation only in cases where a shareholder clearly intends to communicate with management or when it is necessary to do so to meet the requirements of applicable law. Confidentiality may also be lost if the Board decides that disclosure is in the interest of the Corporation or its shareholders.

Q:	If I need to contact the transfer agent, how do I reach them?

A:	You can contact the transfer agent and registrar by mail at:

CST Trust Company, P.O. Box 700, Station B, Montreal, Quebec, H3B 3K3
Telephone:	1-800-387-0825 or outside Canada and U.S. 416-682-3860
Fax:	1-888-249-6189 or outside Canada and U.S. 514-985-8843
E-mail:	inquiries@canstockta.com Website: www.canstockta.com

REPORTING CURRENCY

The reporting currency of the Corporation is the United States dollar. Certain dollar amounts reported in the various tables in this Management Proxy Circular that were originally incurred in Canadian dollars have been converted, as applicable, into United States dollars as follows:

1.	The Canadian currency exchange rate, being the rate for exchanging a Canadian dollar into a United States dollar, (the “Exchange Rate”) was obtained from the Bank of Canada closing rates for the applicable dates listed below, which rates were as follows:

(a)	the Exchange Rate for February 2, 2015 (the “Year-Beginning Exchange Rate”) was 0.7951;
(b)	the Exchange Rate for January 29, 2016 (the “Year-End Exchange Rate”) was 0.7140;
(c)	the Average Exchange Rate for the fiscal period February 1, 2015 to January 29, 2016 (the “Average Exchange Rate”) was 0.7716;
(d)	the Exchange Rate for April 30, July 31, and October 30, 2015 and January 29, 2016 (each, a “Quarterly Exchange Rate”) was 0.8252, 0.7665, 0.7642 and 0.7140, respectively; and
(e)	the Exchange Rate for May 31, 2016 (the “May Exchange Rate”) was 0.7744.

2.	The dollar amounts shown for deferred share units (“DSUs”) granted to directors represent the Canadian dollar amount credited to their respective accounts on a quarterly basis, converted into United States dollars using the corresponding Quarterly Exchange Rate.

3.	The cash retainers paid to directors represent the Canadian dollar amount paid to them on a quarterly basis, converted into United States dollars using the corresponding Quarterly Exchange Rate.

4.	The value of restricted share units (“RSUs”) granted to Named Executive Officers was converted into United States dollars using the Exchange Rate at the date of the grant.

5.	The value of outstanding RSUs of Named Executive Officers was converted into United States dollars using the Year-End Exchange Rate.

6.	Cash compensation paid to Named Executive Officers, and in respect of consulting services referred to herein, was converted into United States dollars using the Average Exchange Rate.

BUSINESS OF THE MEETING

Financial Statements

The Consolidated Financial Statements for the year ended January 31, 2016 are included in the 2016 Annual Report.

Election of Directors

The Articles of the Corporation provide that the minimum number of directors shall be three and the maximum number shall be 12. There are currently nine directors. The directors of the Corporation are elected annually and hold office until the next annual meeting of shareholders or until their successors in office are duly elected or appointed, unless a director’s office is earlier vacated in accordance with the by-laws of the Corporation or the Canada Business Corporations Act (“CBCA”), or he becomes disqualified to act as a director. The Board has fixed the number of directors to be elected at the Meeting at eight.

Management does not contemplate that any of the persons proposed to be nominated will be unable to serve as a director. If prior to the Meeting any of such nominees is unable or unwilling to serve, the persons named in the accompanying form of proxy will vote for another nominee or nominees in their discretion if additional nominations are made at the Meeting.

Unless a proxy specifies that the Common Shares it represents should be withheld from voting in respect of the election of directors or voted in accordance with the specification in the proxy, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees whose names are set out in this Management Proxy Circular.

The list of directors and their biographies can be found on pages 11 to 15 of this Management Proxy Circular (see “Nominees for Election to the Board of Directors”). Information regarding Director Compensation can be found on pages 16 to 21 of this Management Proxy Circular (See “Compensation of Directors”, “Director Summary Compensation Table” and “Incentive Plan Awards”). Attendance at Board and Committee meetings by directors holding office during the fiscal period ended January 31, 2016 (“Fiscal 2016”), can be found on page 21 of this Management Proxy Circular (see “Meetings Held and Attendance of Directors”).

Pursuant to an agreement dated January 13, 2016 between the Corporation and a group of its shareholders, the Corporation has agreed to include each of James K. Gowans (whom the Board had previously identified as a candidate for Chair), Josef Vejvoda and David S. Smith, each of whom are current directors of the Corporation, as nominees for election by shareholders at the Meeting.

To the knowledge of the Corporation, no person nominated for election as a director of the Corporation is, or has been in the last 10 years, (a) a director, chief executive officer or chief financial officer of a company that (i) while that person was acting in that capacity, was the subject of a cease trade order or similar order (including a management cease trade order) or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than 30 consecutive days, or (ii) after that person ceased to act in that capacity, was subject of a cease trade or similar order or an order that denied the issuer access to any exemption under securities legislation, for a period of more than 30 consecutive days which resulted from an event that occurred while that person acted in such capacity, or (b) a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Majority Voting Policy

On January 14, 2009, the Board adopted a majority voting policy (the “Majority Voting Policy”), which was amended on January 14, 2015 and again on April 13, 2016. The Majority Voting Policy requires that in an uncontested election, any nominee who receives a greater number of votes ‘‘withheld’’ than “for” shall submit his or her resignation to the Nominating & Corporate Governance Committee promptly following the Meeting. The Nominating & Corporate Governance Committee shall consider the resignation and recommend to the Board whether or not to accept it. The Board shall consider the recommendation of the Nominating & Corporate Governance Committee and must accept the resignation of the director absent exceptional circumstances, and announce in a press release the Board’s determination (and the reasons for rejecting the resignation, if applicable) within 90 days following the date of the Meeting. A full description of the Majority Voting Policy is included in Schedule 1 of this Management Proxy Circular.

Board of Directors Diversity Policy

On January 14, 2015 the Board adopted a Board of Directors diversity policy (the “Diversity Policy”), which was reconfirmed on January 20, 2016. The Board is committed to continued growth and development with respect to diversity among its board members and senior management. In addition, the Board is committed to ensuring that its members are reflective of diverse professional experience, skills, knowledge and other attributes that are essential to its successful operation and the achievement of the Corporation’s current and future plans and objectives.

When identifying candidates to nominate for election to the Board or recommend for appointment as senior management, the primary objectives of the Board and the Nominating & Corporate Governance Committee are to ensure consideration of individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities, having regard to the Corporation’s current and future plans and objectives, as well as anticipated regulatory and market developments.

In furtherance of the Corporation’s commitment to diversity, the Board and the Nominating & Corporate Governance Committee will have due regard for the need to identify and promote individuals who are reflective of diversity for nomination for election to the Board and appointment as senior management.

The Board believes that its members have the expertise, skills, geographic representation, diversity, and size to make effective decisions. A full description of the Board of Directors Diversity Policy is included in Schedule 1 of this Management Proxy Circular.

Appointment of Auditors

Shareholders will be asked to vote for the reappointment of KPMG LLP, as auditors of the Corporation for the ensuing year, and to authorize the directors of the Corporation to fix their remuneration. A simple majority of the votes cast at the Meeting must be voted in favour thereof. Fees paid to KPMG LLP during the years ended January 31, 2016 and 2015 were as follows:

	Fiscal 2016 (US$)	Fiscal 2015 (US$)
Audit Fees(1)	927,000	1,151,600
Audit Related Fees(2)	33,300	31,400
Tax Fees(3)	77,500	112,400
All other Fees	-	-
Total	1,037,800	1,295,400

(1)	Includes audit and review services.
(2)	Includes IFRS consultation and various audit services required as per legal obligations.
(3)	Primarily tax advisory services.

The Audit Committee negotiates with the auditors of the Corporation on an arm’s length basis to determine the fees to be paid to the auditors. Such fees have been based on the nature and complexity of the matters in question, and the time incurred by the auditors.

The Audit Committee has adopted a policy that requires pre-approval by the Audit Committee of audit services and other services within permissible categories of non-audit services greater than Cdn$100,000.

The Audit Committee has considered whether the magnitude and nature of these services is compatible with maintaining the independence of the external auditors, and has determined that the independence of the external auditors is maintained.

Shareholder Advisory Vote on Approach to Executive Compensation

On July 15, 2015, the Board asked shareholders to vote on the Corporation’s approach to compensating its executives and 90.82% of shareholders voted in favour of the Corporation’s approach to executive compensation.

The Board will continue to hold an advisory shareholder vote on the Corporation’s approach to executive compensation annually and is submitting to shareholders a non-binding advisory vote relating to executive compensation to provide shareholders with the opportunity to vote “For” or “Against” the Corporation’s approach to executive compensation, through the following advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Corporation’s information circular delivered in advance of the 2016 Annual Meeting of shareholders.”

The “Compensation Discussion and Analysis” found on pages 27 to 39 of this Management Proxy Circular discusses the Corporation’s compensation philosophy and strategy, the components of the Corporation’s compensation programs, mix of compensation elements, and how compensation is determined. The Corporation’s policy for determining executive compensation is based on the following fundamental principles:

•	Compensation programs are aligned with Management’s fundamental objective which is to maximize long-term shareholder value;

•	A significant portion of executive officer compensation is contingent on performance; and

•	Compensation levels and programs should support recruitment and retention of key employees.

Since this vote is advisory, it will not be binding upon the Board. However, the Board and, in particular, the Human Resources & Compensation Committee, will consider the outcome of the vote as part of its ongoing review of executive compensation and when considering future compensation policies, procedures and decisions.

The Board recommends a vote FOR the advisory resolution to accept the approach to executive compensation disclosed in this Management Proxy Circular.

BOARD OF DIRECTORS

Nominees for Election to the Board of Directors

The following are the nominees for election to the Board of the Corporation:

Name of Director	Biography

Brendan Bell brings extensive knowledge and experience in government and regulations in northern Canada to the Board. Appointed to the Board in November 2015, Mr. Bell is the Chief Executive Officer of the Corporation. He joined the Corporation in July 2013, became Acting Chief Executive Officer in November 2014, and was appointed Chief Executive Officer in July 2015. Prior to joining the Corporation, Mr. Bell served eight years in the Northwest Territories Legislative Assembly, including terms as Minister Responsible for Energy and Mines, Minister Responsible for the Environment and Minister of Justice and Attorney General in the Government of the Northwest Territories.

Brendan Bell Age: 44 Yellowknife, NWT, Canada Chief Executive Officer Director since 2015 Not Independent-Management(6)	Areas of Expertise		Securities Held
	Management and Business		Common Shares(7):	21,149
	Political and Governmental Strategies		Stock Options:	96,590
	Environmental Issues		RSUs:	67,390
			Value of Shares(8):	$228,838
	Board and Committee Attendance Record		Value of Options(9):	$1,045,104
	Board of Directors:	93%(12)	Value of RSUs(11):	$729,160

Graham Clow brings more than 40 years’ experience in all aspects of mine exploration, feasibility, finance, development, construction, operations, and closure to the Board. Appointed a director in February 2013, Mr. Clow is the Chairman of the Board of Roscoe Postle Associates Inc. Prior to joining Roscoe Postle Associates Inc., Mr. Clow held senior executive positions, including Chief Executive Officer and operating responsibility for several publicly listed mining companies. He has lived and worked extensively in mining operations in northern Canada. He is a Designated Consulting Engineer under the Association of Professional Engineers of Ontario and Fellow of the Canadian Institute of Mining, Metallurgy and Petroleum. For a number of years he was an Adjunct Professor at the Lassonde Mineral Institute, University of Toronto, where he lectured on resource and reserve estimation. He currently serves on the board of Barrick Gold Corporation. Mr. Clow has degrees in Geological Engineering and Mining Engineering from Queen's University.

Graham G. Clow(2)(3)(4) Age: 65 Toronto, ON, Canada Director since 2013 Independent(6)	Areas of Expertise		Securities Held
	International Business		Common Shares(7):	4,000
	Metals and Mining		Stock Options:	Nil
			DSUs:	16,164
	Board and Committee Attendance Record		Value of Shares(8):	$43,280
	Board of Directors:	92%(12)	Value of DSUs(10):	$174,894
	Audit Committee:	100%
	Human Resources & Compensation:	100%
	Nominating & Corporate Governance:	100%
	Health, Safety & Environmental:	100%

Name of Director	Biography

Robert Gannicott brings over 40 years of experience in the mining industry to the Board. Mr. Gannicott has been a director of the Corporation since its inception as a diamond company in 1992. He was the Chairman of the Board from June 2004 until April 2016, and was the Chief Executive Officer of the Corporation from September 1999 to July 2015. A geologist, Mr. Gannicott has worked extensively in the Northwest Territories and Greenland. Mr. Gannicott has chaired the OSC/CIMM Committee to establish reporting guidelines for the diamond industry. He currently serves on the board of The Canadian Polar Commission and Capricorn Minerals Limited, a wholly owned subsidiary of Cairn Energy plc.

Robert A. Gannicott Age: 68 Yellowknife, NWT, Canada Director since 1992 Not Independent(6)	Areas of Expertise		Securities Held
	Metals and Mining		Common Shares(7):	1,114,050
			Stock Options:	2,206,312
	Board and Committee Attendance Record		DSUs or RSUs:	Nil
	Board of Directors:	90%(12)	Value of Shares(8):	$12,054,021
			Value of Options(9):	$23,872,296

James Gowans brings over 35 years of practical management experience in most aspects of the mining industry, including exploration, major projects, operations and human resources, as well as extensive leadership experience both in Canada and internationally. Appointed as Chairman Designate in January 2016, Mr. Gowans is currently President and Chief Executive Officer of Arizona Mining Inc. Prior to joining Arizona, Mr. Gowans was with Barrick Gold Corporation before retiring at the end of 2015 from his last position as Senior Advisor to the Chairman and where he also served in the roles of Co- President, Executive Vice-President and Chief Operating Officer. Mr. Gowans has held various senior roles for a number of major mining companies including, the DeBeers Group, including Chief Executive Officer of DeBeers Canada, Debswana Diamond Company, Cominco (now Teck), Placer Dome and Inco. Mr. Gowans is a former Chair of the Mining Association of Canada (MAC), and is the Past-President of the Canadian Institute of Mining, Metallurgy and Petroleum (CIM). He currently serves on the board of directors of Cameco Inc., Gedex, Arizona Mining Inc. and Newcastle Gold Ltd. Mr. Gowans is a Professional Engineer with a Bachelor of Applied Science degree in Mining and Mineral Process Engineering from the University of British Columbia.

James K. Gowans(5) Age: 64 Surrey, BC, Canada Chairman Director since 2016 Independent(6)	Areas of Expertise		Securities Held
	Management and Business		Common Shares:	Nil
	Metals and Mining		Stock Options:	Nil
			DSUs:	Nil
	Board and Committee Attendance Record
	Board of Directors:	100%

Name of Director	Biography

Mr. Smith brings more than 30 years of financial and executive leadership experience to the Board. Appointed a director in February 2016, Mr. Smith served as the Chief Financial Officer and Executive Vice President of Finning International Inc. from 2009 to 2014, where he was instrumental in overall corporate strategy development and operations performance management. Prior to joining Finning, Mr. Smith served as Chief Financial Officer and a Vice President of Ballard Power Systems, Inc. from 2002 to 2009, where he was responsible for external financial reporting, taxation, treasury, strategic planning, risk management, public and investor relations and information technology. Previously, he spent 16 years with Placer Dome Inc. (now Barrick Gold Corporation) in various senior positions and four years with PWC (PriceWaterhouseCoopers). Mr. Smith currently is a Director and Non-Executive Chairman of Paramount Gold Nevada Corporation and is on the Board of Governors of Collingwood School. Mr. Smith is a Certified Public Accountant, and holds a Bachelor of Science degree in Business Administration from California State University, Sacramento. He has also completed the Institute of Corporate Directors course, Directors Education Program, and has been a member since 2009.

David S. Smith(1)(2) Age: 58 West Vancouver, BC, Canada Director since 2016 Independent(6)	Areas of Expertise		Securities Held
	Management and Business		Common Shares:	Nil
	Finance and Capital Markets		Stock Options:	Nil
			DSUs:	Nil
	Board and Committee Attendance Record
	N/A

Appointed a director in November 2012, the Honourable Chuck Strahl brings extensive experience and understanding of government, regulations, and northern affairs to the Board. Mr. Strahl left his successful logging and road building company to be elected to the Canadian House of Commons in 1993, eventually serving in six consecutive Parliaments before retiring from politics on the eve of the 2011 election. While in office, Mr. Strahl served at different times as Minister of Agriculture, Minister of Indian and Northern Affairs, and Minister of Transport and Infrastructure. Mr. Strahl is a Director of the Manning Centre for Building Democracy (a not-for-profit organization), and a Director of the Trudeau Foundation (a non-partisan charity promoting research and education in Humanities). Mr. Strahl is also the Honorary Lieutenant Colonel of the Royal Westminster Regiment, and a member of the Privy Council.

Chuck Strahl(2)(3)(4) Age: 59 Chilliwack, BC, Canada Director since 2012 Independent(6)	Areas of Expertise		Securities Held
	Management and Business		Common Shares(7):	3,966
	Political, Governmental, and Business Strategies		Stock Options:	Nil
			DSUs:	17,229
	Board and Committee Attendance Record		Value of Shares(8):	$42,912
	Board of Directors:	100%	Value of DSUs(10):	$186,418
	Audit Committee:	100%
	Human Resources & Compensation:	100%
	Nominating & Corporate Governance:	100%
	Health, Safety & Environmental:	100%

Name of Director	Biography

Appointed a director in January 2016, Josef Vejvoda brings valuable financial expertise to the Board, including extensive experience with and knowledge of Canadian capital markets and expertise in corporate governance. He is currently Portfolio Manager at K2 & Associates Investment Management Inc., a multi-strategy investment fund. Prior to joining K2, Mr. Vejvoda held leadership positions in investment banking and held senior roles at a number of Canada’s largest financial institutions, including Merrill Lynch Canada, Bank of Montreal, National Bank Financial and TD Securities. Mr. Vejvoda currently serves on the boards of Absolute Software Corporation, Shortel Inc., and Acerus Pharmaceuticals Corporation. Previously, he served on the board of PNI Digital Media Inc., where he was Chair of a Special Committee that oversaw the successful sale of PNI to Staples Inc. Mr. Vejvoda obtained a Bachelor of Computer Science degree from Queen’s University. He is a registered portfolio manager with the Ontario Securities Commission and has earned the Chartered Investment Manager designation from the Canadian Securities Institute. Mr. Vejvoda has also graduated from the Institute of Corporate Directors.

Josef Vejvoda(1)(2)(3) Age: 51 Waterloo, ON, Canada Director since 2016 Independent(6)	Areas of Expertise		Securities Held
	Management and Business		Common Shares:	Nil
	Finance and Capital Markets		Stock Options:	Nil
			DSUs:	Nil
Board and Committee Attendance Record
	Board of Directors:	100%

Thomas A. Andruskevich will bring valuable experience in the jewelry, diamond and timepiece industry. He is currently the Chairman and Chief Executive Officer of TAA Consulting, LLC and an Operating Partner for Jewelry and Timepieces at Marvin Traub Associates. As an Independent Business Advisor and Board Director, he provides strategic, luxury goods, retail and wholesale distribution, brand development and repositioning consulting services. He is also an Executive Partner of Comvest Partners, a private equity firm. Mr. Andruskevich has worked as a senior executive in the jewelry and luxury goods industry for over 30 years, including 16 years as the President & Chief Executive Officer of Birks & Mayors , Inc. (formerly Henry Birks & Sons) until 2012. Previously, he was the President and Chief Executive Officer of Mondi of America, and was Executive VP, International & Trade of Tiffany & Co, where he spent 12 years. Mr. Andruskevich has also held various leadership positions in jewelry industry trade organizations. He currently serves on the Board of Directors of Robbins Bros. Jewelry Acquisition Holdings, LLC., and served as a Director of VEREIT, Inc. until September 29, 2015. Mr. Andruskevich earned a Bachelor of Science in Business and Economics from Lehigh University, and is a Certified Public Accountant in the State of New York.

Thomas A. Andruskevich Nominee Age: 65 Ft. Lauderdale, FL, USA Director Nominee Independent(6)	Areas of Expertise		Securities Held
	Management and Business		Common Shares:	Nil
	Finance and Capital Markets		Stock Options:	Nil
	Jewelry, Diamond and Timepiece Industry		DSUs:	Nil
(1)	Member of the Audit Committee.
(2)	Member of the Human Resources & Compensation Committee.
(3)	Member of the Nominating & Corporate Governance Committee.
(4)	Member of the Health, Safety & Environmental Committee.

(5)	Ex-officio non-voting member of the Audit Committee, Human Resources & Compensation Committee, Nominating & Corporate Governance Committee and Health Safety & Environmental Committee.
(6)	“Independent” refers to the standards of independence established under Section 1.2 of Canadian Securities Administrators’ (“CSA”) National Instrument 58-101 – Disclosure of Corporate Governance Practices, Section 1.4 of the CSA National Instrument 52-110 – Audit Committees, Section 303A.02 of the New York Stock Exchange Listed Company Manual, and Section 301 of the Sarbanes-Oxley Act of 2002 (“SOX”). The Board, in its annual review of Director independence, considers employment status of the Director (and his or her spouse and children, if applicable), other board memberships, company shareholdings and business relationships, to determine whether there are any circumstances which might interfere with a Director’s ability to exercise independent judgment.
(7)	“Common Shares” refers to the number of Common Shares owned by each nominee for election as director and includes all Common Shares beneficially owned, directly or indirectly, or over which such nominee exercised control or direction, as of May 31, 2016. Such information, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.
(8)	“Value of Shares” represents the total market value of the Common Shares held by each nominee as of May 31, 2016. The “Value of Shares” is determined by multiplying the number of Common Shares held by each nominee as of May 31, 2016 by the closing price of the Common Shares on the Toronto Stock Exchange (“TSX”) on such date (being Cdn$13.97 per Common Share) (in this section the “Closing Price”), converted at the May Exchange Rate.
(9)	“Value of Options” represents the total market value of the unexercised stock options held by each nominee. The “Value of Options” is determined by multiplying the number of unexercised options held by each nominee as of May 31, 2016 by the difference between the Closing Price of the Common Shares on the TSX and the exercise price of such options, converted at the May Exchange Rate.
(10)	“Value of DSUs” represents the total market value of DSUs held by each nominee. The “Value of DSUs” is determined by multiplying the number of DSUs held by each nominee as of May 31, 2016 by the Closing Price of the Common Shares on the TSX, converted at the May Exchange Rate.
(11)	“Value of RSUs” represents the total market value of RSUs held by each nominee. The “Value of RSUs” is determined by multiplying the number of Share RSUs held by each nominee as of May 31, 2016 by the Closing Price of the Common Shares on the TSX, converted at the May Exchange Rate.
(12)	See “Summary of Attendance of Director Nominees” on page 21 of this Management Proxy Circular.

Directors Not Standing for Re-Election

Daniel Jarvis was appointed a director in June 2008, Mr. Jarvis served as Vice Chair and Chief Financial Officer of Concert Properties Ltd., a real estate development and investment firm from 2009 to 2011. From 1989 to 2007 Mr. Jarvis held a number of senior executive positions with Intrawest Corporation; including Executive Vice President and Chief Financial Officer. Mr. Jarvis was instrumental in taking Intrawest public in 1990 and guided the financial strategy of the company as it grew from a regional multi-family real estate developer to become North America's largest resort developer and a leading operator of year-round resorts. Previously, Mr. Jarvis had been Chief Financial Officer of BCE Development Corporation and Treasurer of BCE, Canada's largest telecommunications company. Mr. Jarvis serves on the board of Concert Infrastructure FT Inc. and has served on the boards of Concert Properties Ltd., Intrawest Corporation, BCE Development Corporation, New Brunswick Telephone Limited, Canada Tourism Commission, and BC Pavilion Corporation. Mr. Jarvis holds a BA (Hons) in Economics from Queens University and an MBA from Harvard University.

Areas of Expertise	Attendance Record		Securities Held
Finance and Management	Board of Directors:	100%	Common Shares(1):	7,000
Telecom Services	Audit Committee:	100%	Stock Options:	Nil
Risk Management	Human Resources & Compensation:	100%	DSUs:	40,711
	Nominating & Corporate Governance:	100%	Value of Shares(2):	$75,740
	Health, Safety & Environmental:	100%	Value of DSUs(3):	$440,493

Tom Kenny was appointed a director in July 2013, Mr. Kenny was appointed Chairman of the Board in January 2013 of RTL Westcan Group of Companies, a company with extensive operating and logistics experience in bulk commodity hauling and civil contracting in northern Canada, particularly with respect to the Ekati and Diavik diamond mines as well as the aviation industry, operating Arctic Sunwest Charters, a commercial airline operating in Yellowknife. Mr. Kenny was a director as well as the Chief Executive Officer of RTL Westcan from 2007 until 2013. Prior to that he was the General Manager in charge of Westcan Bulk. Mr. Kenny has served on the board of directors for the Canadian Trucking Alliance, and was involved for several years with the Alberta Motor Transport Association, including a term as President.

Areas of Expertise	Board and Committee Attendance Record		Securities Held
Management and Business	Board of Directors:	100%	Common Shares(1):	34,129
Transportation	Audit Committee:	100%	Stock Options:	Nil
	Human Resources & Compensation:	100%	DSUs:	11,178
	Nominating & Corporate Governance:	100%	Value of Shares(2):	$369,276
	Health, Safety & Environmental:	100%	Value of DSUs(3):	$120,946

(1)	“Common Shares” refers to the number of Common Shares owned by each of Mr. Jarvis and Mr. Kenny and includes all Common Shares beneficially owned, directly or indirectly, or over which they exercise control or direction, as of May 31, 2016. Such information, not being within the knowledge of the Corporation, has been furnished by them individually.
(2)	“Value of Shares” represents the total market value of the Common Shares held by Mr. Jarvis and Mr. Kenny as of May 31, 2016. The “Value of Shares” is determined by multiplying the number of Common Shares held by them as of May 31, 2016 by the closing price of the Common Shares on the TSX on such date (being Cdn$13.97 per Common Share) (in this section the “Closing Price”), converted at the May Exchange Rate.
(3)	“Value of DSUs” represents the total market value of DSUs held by Mr. Jarvis and Mr. Kenny. The “Value of DSUs” is determined by multiplying the number of DSUs held by them as of May 31, 2016 by the Closing Price of the Common Shares on the TSX, converted at the May Exchange Rate.

Compensation of Directors

The Human Resources & Compensation Committee is responsible for reviewing the adequacy and form of compensation for non-executive directors at the Corporation as required, with the goal that it:

•	Remains competitive in light of the time commitments required from directors; and
•	Aligns directors’ interests with those of the shareholders.

These reviews are conducted with the assistance of compensation consultants, but the decisions are made by, and are the responsibility of, the Human Resources & Compensation Committee, and may reflect factors and considerations other than the information and recommendations provided by its consultants. The Human Resources & Compensation Committee ultimately recommends the directors’ compensation to the Board for approval. Meridian Compensation Partners (“Meridian”) reviewed director compensation relative to the same comparator group as is used for benchmarking executive compensation (see “Compensation Comparator Group” on page 33 of this Management Proxy Circular) in November 2013. No changes were made to director compensation at that time, even though the review prepared by Meridian showed that director compensation was well below the median of the market. No changes to director compensation were recommended to, or approved by, the Board for the current fiscal year, ending January 31, 2016 (“Fiscal 2016”). Director compensation will be reviewed in 2016, with any changes to be effective for the fiscal year ending January 31, 2018.

The Human Resources & Compensation Committee is composed entirely of unrelated and independent directors, namely Graham G. Clow (Chair), David S. Smith, Chuck Strahl and Josef Vejvoda. James K. Gowans is an ex-officio non-voting member of the Human Resources & Compensation Committee. The biographies of each of these directors can be found on pages 11 to 15 of this Management Proxy Circular (see “Nominees for Election to the Board of Directors”). The Human Resources & Compensation Committee’s responsibilities are set out in its Charter, a summary of which can be found on page 24 of this Management Proxy Circular (see “Report Of The Human Resources & Compensation Committee”). The Charter of the Human Resources & Compensation Committee is available on the Corporation’s website.

Directors who are not officers or employees of the Corporation or any of its subsidiaries are compensated for their services as directors through a combination of retainer and meeting fees and DSUs. A DSU is a notional share that has the same value as a Common Share. DSUs earn dividend equivalents at the same rate as dividends paid on Common Shares. DSUs are paid out when directors retire from the Board. A full description of DSUs is on page 18 of this Management Proxy Circular.

Brendan Bell, the Chief Executive Officer of the Corporation, is currently the only management director, and does not receive compensation for his services as a director. Robert Gannicott was a management director for the period from February 1, 2015 up to and including July 31, 2015, and did not receive compensation for his services as a director during this time.

The following table sets out the non-executive directors’ compensation, payable in four equal quarterly installments, for the fiscal period ending January 31, 2017 (“Fiscal 2017”):

Compensation	Fiscal 2017(1)
Board Service
Annual cash retainer	Cdn$80,000
Meeting fee	Cdn$1,500
Annual equity grant	Nil
Committee Service
Annual Chair's retainer for Audit Committee	Cdn$15,000
Annual Chair's retainer for Human Resources & Compensation Committee	Cdn$10,000
Annual Chair’s retainer for Nominating & Corporate Governance Committee	Cdn$5,000
Annual Chair’s retainer for Health, Safety & Environmental Committee	Cdn$5,000
Meeting fee	Cdn$1,500
Board Leadership
Annual Lead Director’s retainer(2)	Cdn$20,000
Other
Initial equity grant	Cdn$50,000 (paid in DSUs)
Travel fee (for out-of-province)	Cdn$1,500
Meeting expenses	Reimbursement of expenses
Share ownership
Guideline	3 x annual cash retainer

(1)	Directors can elect to receive all or a portion of their cash remuneration in the form of DSUs (see “Deferred Share Unit Plan” on page 18).
(2)	Effective December 1, 2014, Daniel Jarvis assumed the temporary role of Acting Chairman. The Board determined that he would be paid a fee of $120,000.00 per annum for serving as Acting Chairman, and that this remuneration while serving as Acting Chairman is in lieu of receiving the Lead Director retainer. Mr Jarvis ceased to serve as the Acting Chairman on July 31, 2015.

Director Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the non-executive directors of the Corporation during Fiscal 2016:

Name	Fees Earned (US$)(1)	Share- Based Awards (US$)	Option- Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
Graham G. Clow	116,898	Nil	Nil	Nil	Nil	Nil	116,898
Robert A. Gannicott(2)	62,483	Nil	Nil	Nil	Nil	Nil	62,483
James K. Gowans(3)	5,787	Nil	Nil	Nil	Nil	Nil	5,787
Chuck Strahl	128,085	Nil	Nil	Nil	Nil	Nil	128,085
Josef Vejvoda(3)	5,787	Nil	Nil	Nil	Nil	Nil	5,787
Daniel Jarvis(4)	182,702	Nil	Nil	Nil	Nil	Nil	182,702
Tom Kenny(4)	127,699	Nil	Nil	Nil	Nil	Nil	127,699

(1)	Fees earned are converted into United States dollars at the Average Exchange Rate.

(2)	Robert Gannicott resigned as the Chief Executive Officer of the Corporation on July 31, 2015 and began earning director fees following such date.
(3)	James K. Gowans and Josef Vejvoda were appointed as directors of the Corporation on January 13, 2016.
(4)	Daniel Jarvis and Tom Kenny are not standing for re-election as directors for the ensuing year.

The following table sets forth the compensation awarded, paid to or earned by former non-executive directors of the Corporation during Fiscal 2016:

Name	Fees Earned (US$)(1)	Share- Based Awards (US$)	Option- Based Awards (US$)	Non-Equity Incentive Plan Compensation (US$)	Pension Value (US$)	All Other Compensation (US$)	Total (US$)
Ollie Oliveira(2)	135,022	Nil	Nil	Nil	Nil	Nil	135,022
Fiona Perrott-Humphrey(2)	106,867	Nil	Nil	Nil	Nil	Nil	106,867

(1)	Fees earned are converted into United States dollars at the Average Exchange Rate.
(2)	Fiona Perrott-Humphrey resigned as a director on December 22, 2015 and Ollie Oliveira resigned as a director on December 23, 2015.

The breakdown of the fees earned by the non-executive directors in Fiscal 2016, and the percentage of the total fees taken in DSUs, is as follows (all amounts converted into United States dollars using the Average Exchange Rate):

Directors	Board Retainer (US$)	Committee Chair Retainer (US$)	Board Meeting Fees (US$)	Committee Meeting Fees (US$)	Travel Fees (US$)	Total Fees Earned (US$)	% and Value of Retainer & Meeting Fees Taken in DSUs
							%	(US$)
Directors Standing For Re-Election
Graham G. Clow	61,728	7,716	27,778	11,574	8,102	116,898	50	54,984
Robert Gannicott(1)	33,548	N/A	28,935	N/A	Nil	62,483	0	N/A
James K. Gowans	Nil	N/A	3,472	N/A	2,315	5,787	0	N/A
Chuck Strahl	61,728	3,858	35,879	18,518	8,102	128,085	50	60,277
Josef Vejvoda	Nil	N/A	3,472	N/A	2,315	5,787	0	N/A
Former Directors and Directors Not Standing for Re-Election
Daniel Jarvis	104,642(2)	10,931	35,879	23,148	8,102	182,702	0	N/A
Tom Kenny	61,728	N/A	35,879	18,518	11,574	127,699	0	N/A
Ollie Oliveira	82,360	8,681	26,620	11,574	5,787	135,022	(3)	27,179
Fiona Perrott-Humphrey	61,728	N/A	27,778	13,889	3,472	106,867	50	51,894

(1)	Robert Gannicott resigned as the Chief Executive Officer of the Corporation on July 31, 2015 and began earning director fees following such date.
(2)	The Board Retainer for Daniel Jarvis includes Lead Director fees and Acting Chairman fees paid during Fiscal 2016.
(3)	Ollie Oliveira received 100% of his retainer and meeting fees in DSUs from February 1, 2015 until April 30, 2015. Effective May 1, 2015, he elected to receive 0% of his retainer and meeting fees in DSUs.

Deferred Share Unit Plan

The Corporation has a Deferred Share Unit Plan (the “DSU Plan”) for its directors.

DSUs granted under the DSU Plan vest immediately, but are only redeemable following retirement from the Board, or upon death. When a dividend is paid on the Common Shares, each director’s DSU account is allocated additional DSUs equal in value to the dividend paid on an equivalent number of Common Shares.

The value of the DSUs credited to a director is payable after he or she ceases to serve as a director of the Corporation. The value is calculated by multiplying the number of DSUs in the director’s account by the market value of a Common Share at the time of payment. Non-executive directors are not entitled to stock option grants.

Non-executive directors receive an initial grant of Cdn$50,000 in DSUs when they are first appointed to the Board. Directors may also elect to take all or a portion of their annual retainer and meeting fees in the form of DSUs.

Evaluation of Board Performance

It is the Board’s practice to conduct a formal annual evaluation of the Board, its Committees and individual directors, including a peer review. As part of this evaluation process, Board members would complete a written survey designed to assess the Board’s effectiveness as a whole, and the effectiveness and contribution of its Committees and individual directors. The individual surveys would then be sent to the Non-Executive Chairman accompanied with a summary of the responses. However, as a result of resignations from and appointments of new directors to the Board in Fiscal 2016, the Board has decided to defer the completion of a formal Board evaluation for a year.

Share Ownership Guidelines

The share ownership guidelines for non-executive directors of the Corporation provide that they must within five years of January 12, 2012, or within five years of joining the Board in the case of directors who joined the Board after January 12, 2012, have, and retain, share ownership of a minimum of three (3) times the annual cash retainer. One half of such ownership may be in DSUs, but the remaining one half must be in Common Shares.

Brendan Bell’s share ownership requirements are governed by the ownership guidelines for executive officers (see “Share Ownership Guidelines” on page 35). The following table sets forth the share ownership (including DSUs) of each non-executive director in the Corporation as of January 31, 2016. David S. Smith, Fiona Perrot-Humphrey, and Ollie Oliveira were not directors as of January 31, 2016 and accordingly have not been included in the chart:

Directors	Years of Service	Value of Common Shares (Cdn$)(1)	Value of DSUs (Cdn$)(1)	Total (Cdn$)	Ownership Guidelines Met
Graham G. Clow	3 Years	59,800	224,534	284,334	Yes
Robert A. Gannicott	24 Years	16,655,048	Nil	16,655,048	Yes
Chuck Strahl	3 Years	59,292	240,321	299,613	Yes
James K. Gowans	19 Days	Nil	Nil	Nil	No
Josef Vejvoda	19 Days	Nil	Nil	Nil	No
Daniel Jarvis	8 Years	104,650	608,615	713,265	Yes
Tom Kenny	2.5 Years	510,229	167,096	677,325	Yes

(1)	Based on the last trading price of the Common Shares on the TSX prior to the close of business on January 29, 2016, being Cdn$14.95 per Common Share.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table provides a breakdown of the outstanding share-based awards and option-based awards of the non-executive directors as of January 31, 2016:

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$) (1)	Option Expiration Date (M/D/Y)	Value of Unexercised In-the-Money Options (US$) (2)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested (US$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$) (3)
Directors Standing for Re-Election
Graham G. Clow	Nil	N/A	N/A	N/A	N/A	Nil	145,752
Robert A. Gannicott	416,000 300,000 350,000 350,000 435,000 209,282 146,030	2.70 8.82 11.92 10.00 9.42 10.53 15.97	04/07/2019 09/07/2020 04/07/2016 11/12/2017 09/09/2018 04/07/2024 04/13/2025	3,317,758 556,920 - 237,405 546,638 764,563 -	N/A	Nil	Nil
Chuck Strahl	Nil	N/A	N/A	N/A	N/A	Nil	151,578
James K. Gowans	Nil	N/A	N/A	N/A	N/A	Nil	Nil
Josef Vejvoda	Nil	N/A	N/A	N/A	N/A	Nil	Nil
Former Directors and Directors Not Standing for Re-Election
Daniel Jarvis	Nil	N/A	N/A	N/A	N/A	Nil	434,269
Tom Kenny	Nil	N/A	N/A	N/A	N/A	Nil	119,235
Ollie Oliveira	Nil	N/A	N/A	N/A	N/A	Nil	203,178
Fiona Perrott-Humphrey	Nil	N/A	N/A	N/A	N/A	Nil	104,342

(1)	Options are granted in Canadian dollars. The option exercise price has been converted into United States dollars at the Year End Exchange Rate.
(2)	The value attributed to Options held by directors on January 31, 2016 is based on the last trading price of the Common Shares on the TSX prior to the close of business on January 29, 2016, being Cdn$14.95 per Common Share, converted into United States dollars using the Year-End Exchange Rate.
(3)	The value attributed to DSUs held by directors on January 31, 2016 is based on the last trading price of the Common Shares on the TSX prior to the close of business on January 29, 2016, being Cdn$14.95 per Common Share, converted into United States dollars using the Year-End Exchange Rate.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table provides a breakdown of the incentive plan awards of the non-executive directors as of January 31, 2016:

Name	Option-Based Awards – Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Directors Standing for Re-Election
Graham G. Clow	Nil	Nil	Nil
Robert A. Gannicott	Nil	2,010,532(1)	Nil
Chuck Strahl	Nil	Nil	Nil
James K. Gowans	Nil	Nil	Nil
Josef Vejvoda	Nil	Nil	Nil
Former Directors and Directors Not Standing for Re-Election
Daniel Jarvis	Nil	Nil	Nil
Tom Kenny	Nil	Nil	Nil
Ollie Oliveira	Nil	Nil	Nil

Name	Option-Based Awards – Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Fiona Perrott-Humphrey	Nil	Nil	Nil

(1)	Pursuant to an agreement entered into with Mr. Gannicott in connection with his resignation as Chief Executive Officer, all of Mr. Gannicott’s then outstanding Share RSUs (178,242) vested on July 31, 2015. The value of such vested Share RSUs was calculated using the average trading price of the Common Shares over the last five trading days up to July 31, 2015 ($15.80 CDN). The value above is reflective of the value of the payment using the Year End Exchange Rate.

Meetings Held and Attendance of Directors

The information presented below reflects meetings of the Board and Committees held in Fiscal 2016 and attendance of the directors proposed for election for Fiscal 2017 and for the former directors at such meetings. Robert A. Gannicott and Brendan Bell were not members of any of the Corporation's Committees during the year. David S. Smith was appointed a director on February 19, 2016.

Summary of Board and Committee Meetings Held

	Scheduled Meetings	Unscheduled Meetings (called on short notice)	Total
Board of Directors	8	23	31
Audit Committee	6	0	6
Nominating & Corporate Governance Committee	5	2	7
Human Resources & Compensation Committee	4	3	7
Health, Safety & Environmental Committee	4	0	4

Summary of Attendance of Director Nominees

Names	Board Meetings Attended	Committee Meetings Attended
		Audit	Nominating & Corporate Governance	Human Resources & Compensation	Health, Safety & Environmental
Brendan Bell(1)	14 of 15	N/A	N/A	N/A	N/A
Robert A. Gannicott(2)	28 of 31	N/A	N/A	N/A	N/A
Graham G. Clow(3)	22 of 24	1 of 1	1 of 1	7 of 7	4 of 4
Chuck Strahl(4)	31 of 31	1 of 1	7 of 7	7 of 7	4 of 4
James K. Gowans(5)	2 of 2	N/A	N/A	N/A	N/A
Josef Vejvoda(5)	2 of 2	N/A	N/A	N/A	N/A

(1)	Mr. Bell was elected a director on November 4, 2015 and missed one unscheduled meeting of the Board.
(2)	Mr. Gannicott was granted medical leave of absence on November 20, 2014. He attended 100% of the meetings of the Board upon his return.
(3)	Mr. Clow disclosed a conflict of interest and excused himself from seven meetings of the Board. Mr. Clow was appointed a member of the Audit Committee on December 23, 2016 and a member of the Nominating & Corporate Governance Committee on January 6, 2016.
(4)	Mr. Strahl was appointed a member of the Human Resources & Compensation Committee on July 16, 2014.
(5)	Mr. Gowans and Mr. Vejvoda were elected directors on January 13, 2016.

Summary of Attendance of Former Directors and Directors Not Standing for Re-Election

Name	Board Meetings Attended	Committee Meetings Attended
		Audit	Nominating & Corporate Governance	Human Resources & Compensation	Health, Safety & Environmental
Daniel Jarvis(1)	31 of 31	6 of 6	7 of 7	7 of 7	1 of 1
Tom Kenny(2)	31 of 31	6 of 6	1 of 1	7 of 7	4 of 4
Ollie Oliveira(3)	22 of 24	4 of 5	5 of 6	N/A	N/A

Name	Board Meetings Attended	Committee Meetings Attended
		Audit	Nominating & Corporate Governance	Human Resources & Compensation	Health, Safety & Environmental
Fiona Perrott-Humphrey(3)	24 of 24	5 of 5	6 of 6	N/A	3 of 3

(1)	Mr. Jarvis was appointed a member of the Health, Safety & Environmental Committee on January 6, 2016.
(2)	Mr. Kenny was appointed a member of the Nominating & Corporate Governance Committee on January 6, 2016.
(3)	Seven Board meetings were held in the fiscal year after the resignations of Mr. Oliveira and Ms. Perrott-Humphrey.

Directors’ and Officers’ Liability Insurance

The Corporation maintains a directors' and officers' liability insurance program with a total limit of $60,000,000 that is subject to deductibles between $100,000 and $250,000. The policy is renewed annually. The current policy has an annual premium of $509,550 and expires September 30, 2016.

The policy provides protection to directors and officers against liability incurred by them in their capacities as directors and officers of the Corporation and its subsidiaries. The policy also provides protection to the Corporation for claims made against directors and officers for whom the Corporation has granted directors and officers indemnity, as is required or permitted under applicable statutory or by-law provisions.

Retirement Policy

The Corporation does not have a retirement policy in place for the directors.

CORPORATE GOVERNANCE DISCLOSURE

The Corporation is listed on the TSX and on the New York Stock Exchange (the “NYSE”). The Corporation is required to comply with the Sarbanes-Oxley Act of 2002, the rules adopted by the United States Securities and Exchange Commission (“SEC”) pursuant to that Act, and the NYSE corporate governance rules as they apply to foreign private issuers.

The Canadian Securities Administrators (“CSA”) has also adopted rules relating to audit committees and disclosure of corporate governance practices under National Instrument 52-110 – Audit Committees (“NI 52-110”) and National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).

The Corporation has complied with Section 5.1 of NI 52-110, and the disclosure required by Form 52-110F1 is included in the Corporation’s Annual Information Form on pages 51 to 53 under “Audit Committee”.

The Corporation has amended its governance practice as regulatory changes have come into effect in recent years and will continue to follow regulatory changes and consider amendments to its governance practices as appropriate. The disclosure required pursuant to Form 58-101F1 of NI 58-101 is set out in Schedule 1 of this Management Proxy Circular.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibilities with respect to the integrity and accuracy of financial statements, compliance with legal and regulatory requirements, the qualifications of the independent auditors and their performance, and the performance of the internal audit function. The Audit Committee serves as an independent and objective party to monitor and be custodian of the Corporation’s operational policies, oversees the Corporation’s process for identifying and managing enterprise risk, and reviews and appraises the audit activities of the Corporation’s independent auditors and the internal audit function.

In Fiscal 2016, both the Audit Committee and the Nominating & Corporate Governance Committee reviewed the Audit Committee Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Audit Committee and by the Nominating & Corporate Governance Committee on January 20, 2016. The Charter of the Audit Committee is attached as Appendix 1 to the Corporation’s Annual Information Form, and is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Audit Committee approved a detailed Work Plan for Fiscal 2016. The Work Plan prescribed actions to be taken at each of the scheduled meetings of the Audit Committee. In the course of following the Work Plan, the Audit Committee:

•

 reviewed with management and the independent auditors the Corporation’s Quarterly and Annual Financial Statements and Management’s Discussion and Analysis. The Committee approved the Corporation’s Quarterly Financial Statements and accompanying Management’s Discussion and Analysis, and approved and recommended for approval by the Board the Annual Financial Statement and Annual Management’s Discussion and Analysis;

•

arranged for and reviewed the reports provided to the Committee by management and the independent auditors on the Corporation’s internal control environment as it pertains to the Corporation’s financial reporting process and controls;

•	reviewed and discussed significant financial risks or exposures and assessed the steps management had taken to monitor, control, report and mitigate such risks to the Corporation;
•	reviewed the effectiveness of the overall process for identifying the principal risks affecting the achievement of business plans, and provided the Committee’s view to the Board;
•

reviewed legal and regulatory matters that could have a material impact on the interim or annual financial statements, related corporation compliance policies, and programs and reports received from regulators or governmental agencies;

•	reviewed reports of the external auditors related to the interim financial statements, annual audit plan and annual audit findings report;
•	met on a regular basis with the independent auditors without management present, and arranged for the independent auditors to be available to attend Committee meetings;
•

reviewed and discussed with the independent auditors all significant relationships that the independent auditors and their affiliates had with the Corporation and its affiliates in order to determine independence;

•

reviewed and evaluated the performance of the independent auditors and the lead partner of the independent auditors’ team, made a recommendation to the Board regarding the reappointment of the independent auditors at the annual meeting of the Corporation’s shareholders, the terms of engagement of the independent auditors, together with their proposed fees, independent audit plans and results, and the engagement of the independent auditors to perform non-audit services, together with the fees therefor, and the impact thereof, on the independence of the independent auditors;

•	reviewed the financial information contained in the 2015 Annual Information Form and 2015 Form 40F and recommended to the Board for approval;
•	reviewed all financial information for disclosure in the 2015 Management Proxy Circular and recommended to the Board for approval;
•	reviewed its performance, and reported to the Board thereon;
•	approved its report for disclosure in the 2015 Management Proxy Circular;
•	reviewed the Risk & Internal Audit Function Charter and recommended to the Nominating & Corporate Governance Committee for approval; and
•	approved the Risk & Internal Audit Function FY2017 Proposed Audit Plan.

The Audit Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2016. This report has been approved by the members of the Audit Committee: David S. Smith (Chair), Daniel Jarvis, Tom Kenny, and Josef Vejvoda.

REPORT OF THE HUMAN RESOURCES & COMPENSATION COMMITTEE

The primary functions of the Human Resources & Compensation Committee are to assist the Board in carrying out its responsibilities by reviewing compensation and human resources issues and to make recommendations to the Board as appropriate.

In Fiscal 2016, both the Human Resources & Compensation Committee and the Nominating & Corporate Governance Committee reviewed the Human Resources & Compensation Committee Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Human Resources & Compensation Committee and the Nominating & Corporate Governance Committee on January 20, 2016. The Charter is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Human Resources & Compensation Committee approved a detailed Work Plan for the 2015 calendar year. The Work Plan prescribed actions to be taken at each of the scheduled meetings of the Human Resources & Compensation Committee. In the course of following the Work Plan, the Human Resources & Compensation Committee:

•	reviewed and made recommendations to the Board as deemed necessary, for the following:

•

the corporate compensation plan and benefit plans including proposed salary ranges, merit increases, annual incentive bonuses, long-term incentive awards and any other compensation; the key performance indicators for short term bonuses in Fiscal 2016 for the Named Executive Officers and their direct reports;

•	director compensation and share ownership guidelines;
•	the performance of the Named Executive Officers and their direct reports;
•	salary increases for the Named Executive Officers and, direct reports to the Chief Executive Officer and officers and employees earning in excess of $250,000;
•	the base salary merit increase budget for Fiscal 2016;
•	the recommendation for annual incentive bonuses, long-term incentive awards, and succession planning for the Named Executive Officers;
•	the appointment of new officers;
•	the objectives, performance assessment and compensation of the Chief Executive Officer;
•

the redesign of the Corporation’s long-term incentive plan and, effective for Fiscal 2017, the introduction of a performance share unit (“PSU”) plan (see “Changes to Compensation for Fiscal 2017” on page 38 and “New Equity Based Incentive Plan” on page 48 of the Management Proxy Circular); and

•	the risks associated with the Corporation’s compensation programs and policies;

•	reviewed the compensation consultant’s performance, approved their re-appointment and established the compensation consultant’s work plan and budget;
•	approved and reported to the Board the terms of new employment contracts with senior management, including termination benefits;
•	reviewed material issues relating to the negotiation of the collective agreement for matters at the Ekati mine;
•	reviewed its performance, and reported to the Board thereon;
•	reviewed the “Compensation Discussion and Analysis” included in the 2015 Management Proxy Circular, and recommended to the Board for approval; and
•	approved its report for disclosure in the 2015 Management Proxy Circular.

Succession Planning

The Human Resources & Compensation Committee regularly reviews and assesses the Talent Management and Development programs of the Corporation to enhance individual effectiveness and improve preparedness for greater responsibilities. As part of this process, the Human Resources & Compensation Committee reviews management’s specific plans for high performing and high potential employees along with plans to ensure succession plans are in place for positions deemed critical to the business. Specific succession planning is conducted by the Human Resources & Compensation Committee for the Chief Executive Officer position, Chief Financial Officer position, the Presidents, and other identified executives as deemed necessary. Recommendations are made to the Board in support of succession planning as appropriate.

The Human Resources & Compensation Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2016. This report has been approved by the members of the Human Resources & Compensation Committee: Graham G. Clow (Chair), Chuck Strahl, David S. Smith, and Josef Vejvoda.

REPORT OF THE NOMINATING & CORPORATE GOVERNANCE COMMITTEE

The mandate of the Nominating & Corporate Governance Committee is to manage the corporate governance system for the Board, to assist the Board in fulfilling its duty to meet the applicable legal, regulatory and self-regulatory business principles and applicable codes of best practice of corporate behaviour and conduct for comparable issuers and to recommend to the Board the director nominees to be put before the shareholders at each annual meeting.

In Fiscal 2016, the members of the Nominating & Corporate Governance Committee reviewed its Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Board on January 20, 2016. The Charter is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Nominating & Corporate Governance Committee approved a detailed Work Plan for the 2015 calendar year. The Work Plan prescribed actions to be taken at each of the scheduled meetings of the Nominating & Corporate Governance Committee. In the course of following the Work Plan, the Nominating & Corporate Governance Committee:

•	developed and recommended to the Board a corporate governance system and monitored the effectiveness of the corporate governance system regularly and recommended changes to the Board;
•	considered the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual members;
•	reviewed the relationship between management and the Board and recommended changes to the Board;
•	reviewed polices governing Board size, composition, selection criteria, nominating process, succession planning and retirement age;
•	developed, reviewed and approved:

•	Charter for the Audit Committee;
•	Charter for the Human Resources & Compensation Committee;
•	Charter for the Health, Safety & Environmental Committee;
•	Risk & Internal Audit Function Committee Charter;
•	Enterprise Risk Management (ERM) Policy;
•	The Board of Directors Guidelines and Responsibilities;
•	Chairman of the Board - Position Description;
•	Chief Executive Officer - Position Description;
•	Lead Director Guidelines and Responsibilities;

•	Committee Chairman Guidelines and Responsibilities;
•	Code of Ethics and Business Conduct;
•	Policy on Corporate Disclosure, Confidentiality and Employee Trading;
•	Policy on Insider Trading;
•	Whistleblower Protection Policy;
•	Corporate Security Policy;
•	Corporate Donations Policy; and
•	Corporate Governance Guidelines;

•

reviewed, and approved and recommended to the Board for approval the charter of the Committee, the Majority Voting Policy, the Board of Directors Diversity Policy and two new policies, the Reserves and Resources Policy and Information Technology Policy;

•	prepared for disclosure to shareholders a report which describes the Corporation’s governance practices;
•	reviewed, and approved and recommended to the Board for approval the 2015 Management Proxy Circular, the 2015 Annual Information Form and 2015 Form 40F;
•	identified individuals qualified to become new directors and recommended to the Board new nominees for election by shareholders based on selection criteria and individual characteristics;
•	recommended to the Board the allocation and removal of Board members to the various Committees of the Board;
•	reviewed, approved and reported to the Board on directors and officers insurance;
•	determined orientation and education programs for new Board members and continued development of all members of the Board;
•	reviewed its performance, and reported to the Board thereon; and
•	approved its report for disclosure in the 2015 Management Proxy Circular.

The Nominating & Corporate Governance Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2016. This report has been approved by the members of the Nominating & Corporate Governance Committee: Chuck Strahl (Chair), Graham Clow, Daniel Jarvis, and Josef Vejvoda.

REPORT OF THE HEALTH, SAFETY & ENVIRONMENTAL COMMITTEE

The mandate of the Health, Safety & Environmental Committee is to assist the Board in fulfilling its responsibilities under its mandate and applicable laws and regulations in respect of environmental, health and safety matters at all projects and properties of the Corporation.

In Fiscal 2016, both the Health, Safety & Environmental Committee and the Nominating & Corporate Governance Committee reviewed the Health, Safety & Environmental Committee Charter and made recommendations to update it in accordance with best practices and with applicable laws and rules of the stock exchanges on which the Corporation's securities are listed. These recommendations were approved by the Health, Safety & Environmental Committee and the Nominating & Corporate Governance Committee on January 20, 2016. The Charter is available on the Corporation's website.

To assist in the timely fulfillment of its Charter, the Health, Safety & Environmental Committee approved a detailed Work Plan for the 2015 calendar year. The Work Plan prescribed actions to be taken at each of the scheduled meetings of the Health, Safety & Environmental Committee. In the course of following the Work Plan, the Health, Safety & Environmental Committee:

•	developed short and long-term policies and standards;
•	reviewed the Sustainable Development Policy and the Crisis and Emergency Management Plan;
•	reviewed management’s reports on compliance with internal environmental, health and safety policies;

•	reviewed management’s reports on compliance or non-compliance with applicable regulatory requirements;
•	reviewed with management the Company’s emergency response procedures;
•	reviewed all environmental, health and safety policies, and recommended changes in such policies to the Board or management;
•	monitored the effectiveness of the Corporation’s health, safety and environmental systems;
•	reviewed its performance, and reported to the Board thereon; and
•	approved its report for disclosure in the 2015 Management Proxy Circular.

The Health, Safety & Environmental Committee is satisfied that it has appropriately fulfilled its mandate for Fiscal 2016. This report has been approved by the members of the Health, Safety & Environmental Committee: Tom Kenny (Chair), Graham G. Clow, and Chuck Strahl.

STATEMENT OF EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The following Compensation Discussion and Analysis describes and explains the significant elements of the Corporation’s compensation programs, with particular emphasis on the process for determining compensation payable to the Chief Executive Officer, the Chief Financial Officer, the former Chief Executive Officer, and the three other most highly compensated executive officers, during the most recently completed financial year (collectively, the “Named Executive Officers”). For Fiscal 2016, our Named Executive Officers were:

Brendan Bell, Chief Executive Officer of the Corporation;
Ron Cameron, Chief Financial Officer of the Corporation;
Elliot J. Holland, Vice-President, Projects;
Chantal Lavoie, Chief Operating Officer of the Corporation;
James R.W. Pounds, Executive Vice-President, Diamonds of the Corporation; and
Robert A. Gannicott, the former Chief Executive Officer of the Corporation.

Compensation Governance

Dominion Diamond Executive Compensation Governance Principles
✔ Commencing in Fiscal 2017, 50% of long-term incentives vest contingent on performance
✔ PSUs vest based on total shareholder return relative to a diamond mining peer group and the S&P/TSX Materials index companies
✔ 78% of our CEO’s compensation is at risk based on performance
✔ We use a balanced scorecard of metrics in our short term incentive plan and there is no overlap between our short term and long-term incentive plan metrics
✔ We have an incentive compensation claw back for the recoupment of compensation in certain situations

Dominion Diamond Executive Compensation Governance Principles
✔ We provide our shareholders with an advisory vote on executive compensation. In 2015, our shareholders voted 90.81% in favour of our “say on pay” resolution
✔ We disclose our short term and long-term incentive performance metrics and targets (including thresholds and maximum).
✔ We have executive and director share ownership guidelines
✔ We set rigourous performance goals and measure performance against those goals
✔ We have a robust enterprise and compensation risk management process
✔ Aggregate Named Executive Officer bonuses may not exceed 10% of the Corporation’s consolidated operating profit for the fiscal period
✔ We have eliminated single trigger accelerated vesting on change of control payments and have provided for a maximum severance multiple of 2x in all cases
✔ We prohibit hedging of the Corporation’s shares and share based incentives
✔ We don’t provide guaranteed or discretionary payments

Executive Summary

The Corporation’s executive compensation program and compensation of the Named Executive Officers are tied to the performance of the Corporation. Corporate goals are measured based on specific safety, financial, production, and sustainability metrics and weighted 75%. Individual goals are measured based on specific performance measures and weighted 25%.

There were several changes at both the Board and Executive levels during the year, including the transition a new CEO, Brendan Bell, and the appointment of a new Non-Executive Chairman, James Gowans, towards the end of the year. Both of these key changes resulted in adjustments to the memberships of the various Committees of the Board, including the Human Resources & Compensation Committee.

1.	Fiscal 2016 Corporate Performance

•	Our production results for the year were strong and the focus on cost-savings and building efficiencies resulted in significant cost reductions.
•	EBITDA results were disappointing and negatively impacted by exchange rates and lower diamond prices. Liberation projects were completed throughout the year to improve recovery capabilities and provide greater clarity on the grade for various pipes.
•	Our environmental performance was strong but safety results lagged expectations.
•	We achieved our Socio-Economic Agreement requirements for the year and had low employee turnover.

The overall corporate short term incentive plan payout reflected these mixed results with a payout level of 44% of target on the corporate component for the Named Executive Officers.

2.	Key Compensation Actions for Fiscal 2016

•

Reviewed the comparator group of mining companies used for benchmarking compensation, for continued appropriateness (the “Comparator Group”) and made certain changes to the composition of this group. The Comparator Group ranges from one third (1/3) to three (3) times the asset size of the Corporation, with the Corporation positioned at approximately the median of the group.

•	Benchmarked Named Executive Officer compensation relative to the Comparator Group and reviewed annual and long-term incentive compensation design, metrics and structure.
•

Introduced a new PSU plan for Fiscal 2017 awards, with the new PSUs to comprise 50% of long-term incentive compensation. The PSUs to be awarded for Fiscal 2017 will vest based on total shareholder return (“TSR”) relative to two peer groups, a group of diamond mining companies, representing our business competitors, and the companies which comprise the S&P/TSX Materials index, representing our competitors for shareholder investment (see “Changes to Compensation for Fiscal 2017” at page 38 for additional detail on the re-design of the long-term incentive plan and the introduction of PSUs).

•

Retained a “profit cap” for Named Executive Officer bonuses to better reflect affordability and the application of a rigorous pay-for-performance design (e.g., aggregate Name Executive Officer bonuses may not exceed 10% of the Corporation’s consolidated operating profit for the fiscal period).

•	Developed a compensation package for the internally promoted CEO and provided for appropriate compensation for our retiring CEO.
•	Reviewed succession and development plans to ensure that the Corporation has the talent to deliver its business objectives in the immediate and long-term future.
•	Reviewed the Corporation’s compensation policies and practices to ensure that they do not encourage inappropriate risk taking.

3.	Highlights of the Chief Executive Officer’s Performance and Compensation for Fiscal 2016

•

Given the corporate results referenced above and its assessment of the CEO’s performance relative to his individual performance objectives, the Human Resources & Compensation Committee determined that the new CEO’s overall annual incentive award should be paid out at 65% of target. The CEO was awarded long-term incentives in Fiscal 2016, 50% of which were awarded as options which vest rateably one-third (1/3) per year over three (3) years and have a 10 year term, and the remaining 50% of which were awarded as RSUs. Options have value only to the extent that the Corporation’s share price increases, which aligns the interests of the CEO with the interests of shareholders. RSUs cliff vest after three (3) years and have value aligned with the share price of the Corporation.

•

The new CEO also received an additional cash payment of $229,517.50 to compensate him for serving as the Acting CEO during Fiscal 2016 and an award of 10,000 RSUs, in recognition of his promotion to CEO part way through the year.

Compensation Governance: Senior Officers’ Compensation

The Human Resources & Compensation Committee recommends the senior officers’ compensation to the Board for approval. In Fiscal 2016, the Human Resources & Compensation Committee was composed entirely of unrelated and independent directors, namely, Graham G. Clow (Chair), Daniel Jarvis, Tom Kenny and Chuck Strahl. The biographies of each of these directors can be found on pages 11 to 15 of this Management Proxy Circular (see “Nominees for Election to the Board of Directors”). The Human Resources & Compensation Committee’s responsibilities are set out in the Work Plan of the Committee. A list of these responsibilities can be found on page 24 of this Management Proxy Circular (see “Report of the Human Resources & Compensation Committee”). The Charter of the Human Resources & Compensation Committee is available on the Corporation’s website.

To ensure the Human Resources & Compensation Committee has the expertise to carry out its mandate, the Nominating & Corporate Governance Committee determines appropriate orientation and education programs for new Board and Committee members and the continued development of all members of the Board.

All of the Committee members have gained experience in human resources and compensation matters; specifically, the Committee members have the following skills:

•	Human resources – experience with benefit, pension and compensation programs (in particular, executive compensation);
•	Risk management – knowledge and experience with internal risk controls, risk assessments and reporting; and
•	Executive leadership – experience as senior executive/officer of a public company or major organization.

In addition, continuing education helps the Human Resources & Compensation Committee members keep abreast of industry developments and changing governance issues and requirements. The following is a list of the internal and external conferences, seminars, courses and site tours that our Human Resources & Compensation Committee members attended during the year:

•

Senior Management presentations on finance, finance initiatives, production, operations, road haulage, improvement and growth projects, health, safety and environmental status; diamond market, security, community affairs, insurance, and succession planning;

•	Presentation by Graham Loyst regarding Fine Diamond Recovery Plant;
•	Presentations by Rothchild Consultants and TD Securities;
•	Presentation by Stikeman Elliott regarding Director’s duties;
•	Governance and Regulatory Updates and Trends presentations by Meridian;
•	Current Accounting and Auditing Developments presentations by KPMG LLP;
•	Site visits to the Northwest Territories sorting facilities; and
•	Site visits to the Diavik and Ekati Diamond Mines.

The following topics will be presented in Fiscal 2017:

•	Diamond stock management system;
•	Mining methods;
•	State of capital markets for mining companies;
•	Community relations;
•	Diamond “NI43-101” presentation;
•	Executive compensation trends, governance and regulatory update;
•	Accounting and Auditing Developments presentations; and
•	Site visits to the sorting facilities and mine sites by new directors.

Independent Consultant

The Human Resources & Compensation Committee engaged Meridian as an independent consultant to provide the Committee with support on determining levels of executive compensation. Meridian has provided such services since February 1, 2010, including:

•	Compensation philosophy validation;
•	Market data and other market intelligence, including benchmarking analysis of executive pay levels;
•	Compensation plan design support;
•	Design of annual and long-term incentive programs;
•	Stress testing of targets for annual and long-term incentive programs;
•	Governance and regulatory practices/requirements input; and
•	Assistance in facilitating the management of executive compensation and the execution of the Committee’s mandate.

The decisions made by the Human Resources & Compensation Committee are the responsibility of the Human Resources & Compensation Committee and may reflect factors and considerations other than the information and recommendations of the Human Resources & Compensation Committee’s independent consultant.

Fees paid to Meridian during Fiscal 2016 and 2015 were as follows:

	Fiscal 2016 (Cdn$) (1)	Fiscal 2015 (Cdn$) (1)
Executive Compensation-Related Fees(2)	143,505	200,583
All other Fees	Nil	Nil
Total Fees	143,505	200,583

(1)	Fees are inclusive of GST/HST.
(2)	Includes executive compensation work and review and design of non-executive directors’ compensation for the Nominating & Corporate Governance Committee.

Meridian did not perform any other services for the Corporation, its affiliated or subsidiary entities, or any of its directors or members of management during the foregoing fiscal periods. The Human Resources & Compensation Committee confirms annually the independence of its advisor and reviews whether the work provided by the independent consultants raises any conflict of interest. The Human Resources & Compensation Committee determined that Meridian did not have any such conflicts in Fiscal 2016 and also determined that they were independent.

Compensation Philosophy and Strategy

The objectives of the Corporation’s compensation programs are to attract, retain and motivate highly qualified executive officers who will drive the success of the Corporation, while at the same time promoting a greater alignment of interests between such executive officers and the Corporation’s shareholders.

The Corporation’s compensation programs are designed to reward individual and corporate performance with compensation that has mid and long-term growth potential, while recognizing that the executives work as a team to achieve corporate results.

Components of Compensation

The compensation program for Fiscal 2016 comprised the following main components:

Corporate Compensation Program at a glance
Component	What it pays for		How it is determined
Base salary	•	Fixed compensation to reflect market competitive base pay	•	Market competitiveness, individual performance, experience, scope of the role and internal equity
	•	Attracting and retaining key talent
			•	Reviewed and confirmed at the start of each fiscal year
Short Term Incentive Plan (annual incentive bonus)	•	Variable compensation that rewards contribution to corporate performance and achievement of individual objectives	•	Market-based percentage of salary
			•	Targets/goals confirmed near beginning of year, final amount determined at year-end based on performance

Corporate Compensation Program at a glance
Component	What it pays for		How it is determined
Long-term Incentive Plan	•	Variable compensation	•	Initially based on a multiple of salary and market competitive practices
	•	Rewards creation of long-term shareholder value
	•	Provides for retention	•	Awards adjusted based on changes in equity value and share price
Benefits	•	Indirect compensation	•	Market competitiveness
	•	Attracting and retaining key talent

Mix of Compensation Elements

To support a strong pay-for-performance orientation that links each executive’s compensation to the achievement of business results, the Corporation’s compensation strategy provides an appropriate balance of fixed and variable (at-risk) compensation with cash and share-based awards, and short and long-term incentives. The overall weighting of total compensation elements reflects the degree to which executives at each level of the Corporation’s organizational structure are expected to assume greater compensation risk and reward, reflected by increasing levels of variable compensation. Executives at all levels of the Corporation’s organizational structure have a mix of fixed and variable compensation with executives at the higher levels of the Corporation’s organizational structure having more at-risk compensation. As a result, executives at higher levels receive higher compensation when corporate performance exceeds targets and lower compensation when performance falls short of targets. The chart below illustrates the approximate mix of fixed and variable compensation at target (excluding benefits) for the Chief Executive Officer and all other executives relative to market. Although the last formal review of compensation mix against comparators was completed during Fiscal 2015, as executive salaries have not changed since the last formal review, the approximate mixes identified below are still considered to be accurate:

Fiscal 2016 Target Total Compensation Distributions vs. Market Median

Compensation Comparator Group

In January 2014, based on advice from its independent consultant, Meridian, the Human Resources & Compensation Committee reviewed and approved the Comparator Group, to reflect the significant change in the Corporation’s business as a result of the sale of its Harry Winston business and the acquisition of the Ekati Diamond Mine. The Comparator Group was reviewed by Meridian in September 2015 for continued appropriateness. At that time, Meridian recommended removing Aurico Gold from the Comparator Group, as it had been acquired by Alamos Gold. In addition, when using the Comparator Group to benchmark compensation, Meridian moderated the impact of pay outliers by eliminating the highest and lowest payers in the Comparator Group.

The Comparator Group includes direct competitors for talent, especially for industry-specific roles among publicly traded Canadian companies in the businesses of precious metals and minerals and gold, diversified metals and mining. The Comparator Group is limited to companies with operating mines and North American operations. The comparator companies are roughly one third (1/3) to three (3) times the Corporation’s size in terms of assets, which is a proxy for complexity in capital intensive businesses like mining, with revenue used as a secondary size reference. The Corporation was positioned at approximately the median of the Comparator Group in terms of assets, and was positioned above the median of the Comparator Group in terms of revenue and market capitalization.

It is important to note that there are no size appropriate diamond mining, processing and marketing companies in North America that disclose executive compensation practices, so the Comparator Group does not include companies that have comparable executive positions to those at the Corporation which require specific and unique diamond mining, processing and marketing expertise. Accordingly, the Human Resources & Compensation Committee and its advisors were not able to directly benchmark compensation practices for executives with these very specialized skills. The companies in the Comparator Group for Fiscal 2016 were are as follows:

6 Precious Metals & Minerals	6 Diversified Metals & Mining	6 Gold Companies
Dundee Precious Metals Inc. Franco-Nevada Corporation Katanga Mining Limited Pan American Silver Corp. Silver Standard Resources Inc. Silver Wheaton Corp.	Capstone Mining Corp. HudBay Minerals Inc. Lundin Mining Corporation Nevsun Resources Ltd. Taseko Mines Limited Thompson Creek Metals Company Inc.	Alamos Gold Inc. Argonaut Gold Inc. Centerra Gold Inc. Eldorado Gold Corporation New Gold Inc. OceanaGold Corporation

Competitive Positioning of Compensation

The Corporation’s intent is to provide appropriate total compensation opportunities that are competitive with the market in which the Corporation competes for talent, including specific recognition for skills and experience related to diamond mining, processing and marketing.

Meridian regularly provides competitive benchmarking information to the Human Resources & Compensation Committee as a key input for the Committee to assess the competitive level of Named Executive Officer compensation. The Human Resources & Compensation Committee has determined that compensation is at an appropriate level, particularly in light of the specialized skills and expertise required for operating diamond mines and the Corporation’s decision to base its head office in Yellowknife, Northwest Territories.

Determination of Compensation

The Corporation’s policy for determining executive compensation is based on the following fundamental principles:

•	Management’s primary objective is to maximize long-term shareholder value;
•	Compensation should be competitive with the external market and provide for internal equity;
•	Pay for executive officers should be closely linked with performance; and
•	Compensation should support recruitment and retention of key employees.

Performance of the Named Executive Officers is considered in determining base salary increases, annual incentive awards, and long-term incentive awards.

1.           Base Salaries – An important element of the Corporation’s compensation program is base salary. A competitive base salary is necessary to retain qualified executive officers. The amount payable to an executive officer as base salary is determined primarily by market survey data and internal equity.

Any increase to the base salary of the Chief Executive Officer and the other Named Executive Officers is determined by the Board, based on recommendations from the Human Resources & Compensation Committee.

For Fiscal 2016, management recommended, and the Human Resources & Compensation Committee agreed, that there would not be any increases in salary for the Named Executive Officers, except for an increase in salary for Mr. Bell, to reflect his promotion to CEO, and an increase to the salary of Mr. Pounds to reflect his unique and critical skill set.

2.            Annual Incentives – A key objective of the executive compensation strategy is to encourage and recognize strong levels of performance by linking achievement of specific goals with variable cash compensation in the form of annual incentive awards. Target annual incentive award is 100% of base salary for the CEO and Executive Vice President, Diamonds, and 50% of base salary for other Named Executive Officers. The annual incentive award can range from no bonus to a maximum of 150% of the target award based on performance achieved. In addition, aggregate bonuses for the Named Executive Officers as initially determined based upon the metrics applicable to the various executives are not allowed to exceed 10% of the Corporation’s consolidated operating profit for the fiscal period (the “Profit Cap”).

(a)            For the Named Executive Officers, performance is weighted 75% based on the achievement of corporate metrics and 25% based on the achievement of personal key performance indicators. In order to provide upside leverage for the achievement of superior results, the maximum payout under the annual incentive plan is 150%.

For Fiscal 2016, the threshold, target and maximum performance goals, actual performance and resulting payout level are set out in the chart below:

Metric	Weighting	Threshold	Target	Maximum	Fiscal 2016 Actual	Payout Level
Safety	24%	0.90	0.76	0.60	1.0	0.00%
Reduction in Turnover	10%	12%	10%	8%	8%	15.00%
EBITDA	33%	206.3M	229.2M	252.1M	153M	0.00%
Carats (as budgeted)	16.5%	3.7M	3.84M	4.22M	3.7M	12.38%
Cost / Tonne Mined	16.5%	$16.25	$15.50	$14.75	$15.50	16.50%
TOTAL						43.90%

3.            Long-term Incentives – The LTI awards made to the Named Executive Officers for Fiscal 2016 were made 50% in the form of Share RSUs, which cliff vest three (3) years after the grant, and the remaining 50% in the form of Options, which vest rateably one-third (1/3) per year over the three (3) years subsequent to the grant date.

The initial determination of an LTI award for a Named Executive Officer is made by the Human Resources & Compensation Committee, based on the executive’s salary multiplied by an appropriate LTI multiplier. In Fiscal 2016, the Human Resources & Compensation Committee applied a multiplier for the Named Executive Officers (other than the Chief Executive Officer) of 1.4x base salary. The CEO’s LTI is determined by the Human Resources & Compensation Committee taking into account market practice, sustained performance, internal equity and seniority and was 2.2x base salary for Fiscal 2016. The LTI multipliers are derived from current North American market competitive practices for comparable executive levels based on market analysis conducted by Meridian, with consideration also for the long-term performance of the executive, internal equity and the Corporation’s organizational structure.

The number of Options to be awarded is determined by dividing the dollar value of compensation to be provided in Options, by the Black Scholes value of each Option.

The number of RSUs to be awarded is determined by dividing the dollar value of compensation to be provided in RSUs by the average Common Share price of the Corporation for the last five trading days prior to the grant date.

The Human Resources & Compensation Committee annually reviews all long-term incentive plans of the Corporation and reports to the Board on suggestions to modify such plans, as appropriate. When considering the making of a new grant under the Corporation’s LTI plans, the Human Resources & Compensation Committee takes into account previous grants made under such plans.

The long-term incentive awards made to the Named Executive Officers in Fiscal 2016 are set out in the summary compensation table on pages 40 and 41 of this Management Proxy Circular.

Additional information regarding the Corporation’s Stock Option Plan can be found on page 45 of this Management Proxy Circular (see “Securities Authorized For Issuance Under Equity Compensation Plans-Stock Option Plan”).

4.            Benefits – Benefits for the Named Executive Officers, including life insurance, health and dental plans, short and long-term disability plans, and defined contribution retirement plans are maintained at a level that is considered competitive and similar to what all employees receive (see “Pension Plan Benefits and Deferred Compensation Plan” on page 42 of this Management Proxy Circular).

Share Ownership Guidelines

The Corporation has Share Ownership Guidelines for selected executive officers to further align the interests of senior executives with the interests of shareholders. These guidelines apply to all of the Named Executive Officers. The guidelines, as outlined in the table below, can be complied with through the ownership of shares outright (by the executive and immediate family members residing in the same household) and Share RSUs issued as part of an executive’s long-term compensation (whether vested or not).

Executive Level	Guideline
Chief Executive Officer	5 x annual base salary
Chief Financial Officer and Designated Executives	1.5 x annual base salary

Guidelines are expressed and determined as a multiple of an executive’s base salary. Participants are required to achieve their assigned guidelines within five (5) years of becoming subject to the guidelines. If a participant’s guideline increases, the participant has an additional five (5) years to achieve the incremental increase in ownership required.

The Human Resources & Compensation Committee regularly reviews share ownership guidelines and, with advice from its independent consultant, Meridian, ensures that its practices meet appropriate governance standards. The Committee may, in its sole discretion, impose such conditions, restrictions or limitations on any executive as it determines appropriate in order to achieve the underlying purposes of these guidelines.

The Named Executive Officers have until 2019 to meet the ownership guidelines. The following table sets forth the share ownership (including RSUs) of each Named Executive Officer of the Corporation as of January 31, 2016:

Executive	Target Ownership (multiple of base salary)	Value of Common Shares (Cdn$)(1)	Value of Share RSUs (Cdn$)(1)	Total (Cdn$)	Ownership Guidelines Met(2)
Brendan Bell	5 x	316,185	738,022	1,054,207	No
Ron Cameron	1.5 x	24,928	299,269	324,194	No
Elliot Holland	1.5 x	Nil	624,342	624,342	No
Chantal Lavoie	1.5 x	17,243	738,022	755,265	No
James R.W. Pounds	1.5 x	17,185	733,552	750,737	No

(1)	Based on the last trading price of the Common Shares on the TSX prior to the close of business on January 29, 2016, being Cdn$14.95 per Common Share.
(2)	The Named Executive Officers have until 2019 to achieve the share ownership guidelines.

Other Compensation Policies of the Corporation

Change of Control

The selection of the events that trigger payment to a Named Executive Officer in the event of a Change of Control are negotiated and documented in each employment contract, with the attempt to balance the protection of the executive upon a Change of Control with the continuation of employment of the executive in the event such a Change of Control occurs. All severance benefits and vesting of equity awards are on a “double trigger” basis, requiring both a change of control and the termination of employment without cause or constructive termination.

Risk

In Fiscal 2016, the annual compensation-related risk assessment was updated by the Human Resources & Compensation Committee’s independent consultant, Meridian, with input from management, to reflect changes in the Corporation’s compensation programs. The assessment was based on a scorecard that reviewed 52 factors across the following four (4) categories:

•	Pay philosophy and governance
•	Pay mix, structure and balance
•	Performance metrics
•	Risk mitigation practices

The Human Resources & Compensation Committee concluded that the pay programs and policies reflected in the review are not reasonably likely to have a material adverse effect on the Corporation, its business and its value. In particular, the capital intensive nature of the business, with its long-term investment cycle, makes it difficult for management to significantly influence share price based on controllable short-term factors.

The report prepared by the independent consultant noted the following design features of the Corporation’s compensation programs and its policies and practices which mitigate compensation risk:

Program Structure

•	There is a good mix of fixed and variable compensation and short and long-term incentives.

•	Awards to Named Executive Officers under the Corporation’s annual incentive plan are based on company-wide financial and qualitative measures, which balance financial, operational and sustainability metrics to ensure that incentives cannot be achieved “at any cost”.

•	Payouts for the Named Executive Officers under the annual incentive plan are determined by the Human Resources & Compensation Committee and are individually capped at 150% of target and also on an aggregate basis at a maximum of 10% of operating profit.

•	Options and RSUs are awarded annually and vest over three (3) years, which provides an overlap of vesting periods and therefore addresses longer “tail” risks. This overlapping of vesting periods combined with Named Executive Officers’ share ownership requirements maintains their exposure to the risks of their decision making through their unvested share based awards.

Compensation Risk Mitigation

•	The Corporation does not have a culture of hiring or promoting excessive risk takers.

•	The Corporation has adopted a Code of Ethics and Business Conduct and a Whistleblower Protection Policy.

Committee and Process

•

The Human Resources & Compensation Committee is comprised entirely of independent directors, it engaged Meridian to review the risks associated with its compensation programs, it exercises discretion in determining equity based awards and it reviews the payouts under the annual incentive program.

•

David Smith and Josef Vejvoda are currently members of both the Audit Committee and the Human Resources & Compensation Committee. This crossover ensures that the Human Resources & Compensation Committee has a deep understanding of the Corporation’s enterprise risks and financial results when making its decisions respecting compensation.

•	The Audit Committee is responsible for reviewing enterprise risks and significant financial risks and exposures and for monitoring the management of these risks.

•

The Human Resources & Compensation Committee is responsible for evaluating compensation related risk and for reviewing incentive compensation arrangements to confirm that incentive pay does not encourage inappropriate or excessive risk taking.

•	The Human Resources & Compensation Committee reviews executive succession planning at least annually.

Hedging Prohibition

Under the Corporation’s Insider Trading Policy, officers, directors and employees are prohibited from engaging in short-term, speculative transactions involving the Corporation’s securities, including hedging, short sales and buying or selling put or call options or other derivative securities relating to the Corporation’s shares. In the Corporation’s view, such trading is an activity more normally associated with “professional” traders and is, therefore, inconsistent with an insider’s role with, and duties to, the Corporation.

Clawback Policy

The Corporation has a Clawback Policy set out in its Code of Ethics and Business Conduct that permits the Board to require reimbursement of annual and long-term incentive compensation if:

1.	Incentive compensation received by the executive (or former executive) was based upon financial results that were materially restated;

2.	The executive engaged in intentional misconduct or fraud that caused or partially caused the need for the restatement; and

3.	The amount of compensation would have been lower had the financial results been properly reported.

Discretion

The Human Resources & Compensation Committee has the authority to set performance measures and targets in relation to incentive programs for executives. It also has the general authority to amend such measures and targets, and the measurement of results to reflect business conditions, circumstances, and events not predicted when setting targets. The application of this authority is at the sole discretion of the Committee. In addition, the Committee does make some qualitative assessments of the individual performance and achievement of personal goals in incentive programs (e.g. assessment of non-financial goals). In Fiscal 2016, no discretionary adjustments were made.

Changes to Compensation for Fiscal 2017

The Corporation introduced a Performance and Restricted Share Unit plan in Fiscal 2017. PSUs comprise 50% of the Corporation’s long-term incentive awards to Named Executive Officers in Fiscal 2017, with the remainder of the long-term incentive comprised of 25% stock options and 25% Share RSUs.

The PSUs vest at the end of a three (3) year performance period based 50% on total shareholder return (TSR) relative to the diamond mining companies listed below and based 50% on TSR relative to the companies in the S&P/TSX Materials index (a group of 45 mining and related companies). The diamond mining companies are set out on the table below:

Alrosa Diamonds	Firestone Diamonds	Gem Diamonds
Gemfields	Kennady Diamonds	Lucara Diamond Corp
Mountain Province Diamonds	Petra Diamonds Ltd.	Stornoway Diamond Corp.

The diamond mining peer group was chosen to reflect the diamond mining companies that are the Corporation’s direct business comparators and companies that are subject to the same economic factors as the Corporation. The S&P/TSX Materials index companies were chosen to reflect the Corporation’s competitors for shareholder investment. The PSUs will vest using an adjustment factor as follows:

Relative TSR Performance	Adjustment Factor
Less than the 25th percentile	0.00
25th percentile	0.50
50th percentile	1.00
75th percentile or higher	2.00

Performance Graph

The following graph compares the yearly percentage change in the Corporation's cumulative total shareholder return on its Common Shares with the cumulative total return of the S&P/TSX Composite Index (assuming reinvestment of dividends and considering a $100 investment in Common Shares on January 31, 2011). For this purpose, the yearly change in the Corporation's cumulative total shareholder return is calculated by dividing the difference between the price for the Common Shares at the end and the beginning of the "measurement period" by the price for the Common Shares at the beginning of the measurement period. "Measurement period" means the period beginning at the market close on the last trading day before the beginning of the Corporation's fifth preceding fiscal year, through and including the end of the Corporation's most recently completed fiscal year.

Cumulative Value of $100 Invested

Fiscal Years ended January 31st	2011	2012	2013	2014	2015	2016
Dominion Diamond Corporation	$10.83	$11.73	$14.72	$16.22	$21.11	$14.95
Value of $100 Investment	$100.00	$108.31	$135.92	$149.77	$194.92	$138.04
S&P/TSX Composite	36,840.37	34,759.27	36,500.63	40,663.61	44,835.91	40,404.04
Value of $100 Investment	$100.00	$94.35	$99.08	$110.38	$121.70	$109.67

(1)	All Dollars Amounts referenced in the performance graph are in Canadian Dollars.

A significant portion of Named Executive Officers’ compensation is at risk, in the form of annual and long-term incentive awards the value of which is based on company and share price performance. Accordingly, the value of pay received by the Named Executive Officers is closely aligned with share performance.

SUMMARY COMPENSATION TABLE

Summary Compensation Table

The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officers, during Fiscal 2016, Fiscal 2015 and Fiscal 2014 (compensation for Fiscal 2016 is shown using the Average Exchange Rate and compensation for Fiscal 2015 and Fiscal 2014 has been restated using the Average Exchange Rate, to show real, rather than currency based, movement in executive compensation):

Name and Principal Position	Year Ended January 31st	Salary (US$) (1)	Share- Based Awards (US$) (2)	Option- Based Awards (US$) (3)	Non-Equity Incentive Plan Compensation (US$)		Pension Value (US$)	All Other Compensation (US$)	Total Compensation (US$)
					Annual Incentive Plans (4)	Long- Term Incentive Plans
Brendan Bell Chief Executive Officer	2016 2015 2014	482,340 462,960 212,749(5)	445,929 281,132 532,863	324,043 357,367 -	239,965 214,119 109,853(6)	- - -	- - -	285,121(7) 103,831 (8) 56,145(9)	1,777,397 1,419,409 911,610
Ron Cameron Chief Financial Officer	2016 2015	462,918 192,900(10)	324,043 562,186	324,043 -	141,190 92,687	- -	- -	104,045(9) 38,836(11)	1,356,237 886,609
Chantal Lavoie Chief Operating Officer	2016 2015 2014	462,918 462,960 247,228(12)	324,043 281,132 639,396	324,043 357,367 -	150,448 214,119 97,371	- - -	65,196 35,245 -	119,509(13) 103,831 (13) 108,543(14)	1,435,660 1,331,430 1,297,226
James R.W. Pounds Executive Vice- President	2016 2015 2014	480,806 460,159 424,294	322,082 279,428 635,499	322,082 355,213 -	245,070 212,824 237,433(6)	- - -	- - -	65,620(15) 23,807(15) -	1,435,660 1,331,430 1,297,226
Elliot Holland, Vice President	2016 2015	462,918 77,160(16)	648,085 -	- -	145,819 -	- -	- -	26,262(17) -	1,283,084 77,160
Robert A. Gannicott, Former Chief Executive Officer	2016 2015 2014	397,338 794,748 732,804	1,192,013 1,034,160 -	1,192,013 1,314,650 1,735,138	- 735,142 1,052,602(6)	- - -	- - -	7,481,957(18)(19) 259,740(19) -	10,263,321 4,138,440 3,520,545

(1)	The information for 2016 is based on the 2016 Average Exchange Rate and the compensation for each of 2015 and 2014 has been restated to use the 2016 Average Exchange Rate.
(2)	The table below shows the share-based long-term incentive awards outstanding for each Named Executive Officer, and the value of such awards, as at January 31, 2016, converted as applicable into United States dollars at the Year-End Exchange Rate. Details of the Long- term Incentive Plans can be found on page 34 of this Management Proxy Circular (see “Long-term Incentives”).

LONG-TERM INCENTIVES OUTSTANDING AS OF JANUARY 31, 2016

Name	Number of Cash RSUs	Value of Cash RSUs (US$)	Number of Share RSUs	Value of Share RSUs (US$)
Brendan Bell	18,024	192,394	49,366	526,947
Ron Cameron	39,470	421,315	20,018	213,678
Chantal Lavoie	21,627	230,853	49,366	526,947
James R. W. Pounds	21,496	229,455	49,067	523,756
Elliot Holland	41,762	445,780	-	-

The table below shows the long-term incentive awards granted in Fiscal 2016. The payout value of the RSUs will be based upon the 5 day average closing price of the Common Shares prior to the payout date, and will include accumulated dividend equivalents automatically credited.

LONG-TERM INCENTIVE AWARDS GRANTED IN FISCAL 2016

Name	Share RSUs Granted
Brendan Bell	19,240
Ron Cameron	19,240
Chantal Lavoie	19,240
James R. W. Pounds	19,123
Robert A. Gannicott	70,774

RSUs granted in Fiscal 2014 vest one-third on March 31, 2014, and one-third on each anniversary thereafter. The value of these RSUs was determined based on a share price of Cdn$13.47 on September 2, 2013 (Human Resources & Compensation Committee approval date), the average closing price of the Common Shares on the five trading days prior to September 2, 2013 converted at the Year-End Exchange Rate. Share RSUs granted in Fiscal 2015 vest on March 31, 2018. The value of these RSUs was determined based on a share price of Cdn$14.89 on April 2, 2014 (Human Resources & Compensation Committee approval date), the average closing price of the Common Shares on the five trading days prior to April 2, 2014 converted at the Year-End Exchange Rate. Cash RSUs granted in Fiscal 2015 vest one-third on March 31, 2015, and one-third on each anniversary thereafter. The value of these RSUs was determined based on a share price of Cdn$14.76 on September 5, 2014 (Human Resources & Compensation Committee approval date), the average closing price of the Common Shares on the five trading days prior to September 5, 2014 converted at the Year-End Exchange Rate. Share RSUs granted in Fiscal 2016 cliff vest on March 31, 2018, with the latest settlement date being March 31, 2025.

(3)	For the options granted on September 3, 2013, the Corporation used a Black-Scholes option pricing model in accordance with IFRS 2 Share Based Payments. The Corporation used the following assumptions: average risk-free rate of 1.68%, dividend yield of 0%, volatility factor of 50%, and expected life of the options of 3.5 years. The options were granted at an exercise price of Cdn$13.19, being the closing price of the Common Shares on the TSX on the date immediately preceding the date of grant. Each option expires five years after the date of its grant. For the options granted on April 7, 2014, the Corporation used a Black-Scholes option pricing model in accordance with IFRS 2 Share Based Payments. The Corporation used the following assumptions: average risk-free rate of 2.27%, dividend yield of 0%, volatility factor of 57%, and expected option life of ten years after grant. The options were granted at an exercise price of Cdn$14.75, being the closing price of the Corporation’s share on the TSX on the date immediately preceding the date of grant. For the options granted on April 13, 2015, the Corporation used a Black-Scholes option pricing model in accordance with IFRS 2 Share Based Payments. The Corporation used the following assumptions: average risk-free rate of 0.78%, dividend yield of 0%, volatility factor of 52.43%, and expected option life of ten years after grant. The options were granted at an exercise price of Cdn$22.37, being the closing price of the Corporation’s share on the TSX on the date immediately preceding the date of grant.
(4)	Converted into United States dollars at the Year-End Exchange Rate.
(5)	This amount represents a partial year’s earnings as Brendan Bell was hired on July 8, 2013.
(6)	Given the significant effort required by management to complete both the Swatch Transaction and the Ekati Transaction in Fiscal 2014 and the positive and transformational nature of these transactions, the Human Resources & Compensation Committee determined to award transactional bonuses to the following Named Executive Officers, which are included as part of the Annual Incentive Plan amounts listed above: Robert A. Gannicott ($700,305), Brendan Bell ($46,687) and James R.W. Pounds ($105,046).
(7)	This amount includes housing allowance, northern travel allowance, northern living allowance, and a bonus for serving as the Acting Chief Executive Officer during Fiscal 2016;
(8)	This amount includes housing allowance, northern travel allowance and northern living allowance.
(9)	This amount includes northern living allowance, northern travel allowance, housing allowance and the Corporation’s deferred profit sharing match.
(10)	This amount represents a partial year’s earnings as Ron Cameron was hired on August 27, 2014.
(11)	This amount includes northern living allowance, relocation allowance, travel allowance, housing allowance and the Corporation’s deferred profit sharing match.
(12)	This amount represents a partial year’s earnings as Chantal Lavoie was hired on July 1, 2013.
(13)	This amount includes northern living allowance, site allowance, housing allowance, travel allowance and the Corporation’s contributions to defined contribution plan.
(14)	This amount includes northern living allowance, site allowance, housing allowance, relocation allowance and the Corporation’s contributions to defined contribution plan.
(15)	This amount includes housing allowance.
(16)	This amount represents a partial year’s earnings as Elliot Holland was hired on December 1, 2014.
(17)	This amount includes northern living allowance and housing allowance.
(18)	This amount includes severance provisions in connection with the resignation of Mr. Gannicott as Chief Executive Officer.
(19)	This amount includes housing allowance and medical expenses of approximately $443,221 and $249,986 in Fiscal 2016 and Fiscal 2015, respectively, advanced by the Corporation on behalf of Mr. Gannicott in respect of certain medical and related expenses that were incurred by Mr. Gannicott. The Corporation is currently in the process of seeking recovery of this amount from the applicable third-party insurer as an insurable benefit.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards as at January 31, 2016

Name	Option-Based Awards				Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)(2)	Option Expiration Date (M/D/Y)	Value of Unexercised In-the- Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested (US$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Brendan Bell	56,892 39,698	10.53 15.97	04/07/2024 04/13/2025	7,880 -	67,390	719,051	-
Ron Cameron	13,233	15.97	04/13/2025	-	59,488	634,737	-
Chantal Lavoie	56,892 39,698	10.53 15.97	04/07/2024 04/13/2015	7,880 -	70,993	757,495	-
James R.W. Pounds	207,000 56,548 39,457	2.70 10.53 15.97	04/07/2019 04/07/2024 04/13/2015	1,650,014 7,832 -	70,563	752,907	-
Elliot Holland	-	N/A	N/A	N/A	41,762	445,601	-

Name	Option-Based Awards					Share-Based Awards(1)
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (US$)(2)	Option Expiration Date (M/D/Y)	Value of Unexercised In-the- Money Options (US$)(3)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested (US$)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed (US$)
Robert A. Gannicott	416,000 300,000 350,000 350,000 435,000 209,282 146,030	2.70 8.82 11.92 10.00 9.42 10.53 15.97	04/07/2019 09/07/2020 04/07/2016 11/12/2017 09/09/2018 04/07/2024 04/13/2025	3,317,758 556,920 - 237,405 546,638 764,563 -	-	-	-

(1)	Share-based awards represent outstanding RSUs. The payment value of the RSUs is based on the last trade of the Common Shares on the TSX prior to the close of business on January 29, 2016, of Cdn$14.95 per Common Share converted into United States dollars at the Year End Exchange Rate.
(2)	Options are granted in Canadian dollars. The option exercise price has been converted into United States dollars at the Year End Exchange Rate.
(3)	Based on the last trade of the Common Shares on the TSX prior to the close of business on January 29, 2016, of Cdn$14.95 per Common Share converted at the Year End Exchange Rate.

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards – Value Vested During the Year (US$)	Share-Based Awards – Value Vested During the Year (US$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (US$)
Brendan Bell	-	291,536	222,072
Ron Cameron	-	202,389	130,662
Chantal Lavoie	-	221,797	139,230
James R.W. Pounds	-	220,442	226,796
Elliot Holland	-	-	134,946
Robert A. Gannicott(1)	3,537,751	2,010,532	153,510

(1)	Pursuant to an agreement entered into with Mr. Gannicott in connection with his resignation as Chief Executive Officer, all of Mr. Gannicott’s then outstanding Share RSUs (178,242) vested on July 31, 2015.

Pension Plan Benefits and Deferred Compensation Plan

No Named Executive Officer is a member of a defined benefit pension plan.

No Named Executive Officer, except Mr. Lavoie, is a member of the Corporation's Canadian registered defined contribution plan whereby the Corporation matches an employee's contribution to his or her registered retirement savings plan to a maximum of 3% and contributes 8% of the employee's earnings up to 2.5 times the year’s maximum pensionable earnings and 12% of the employee’s earnings in excess of 2.5 times the year’s maximum pensionable earnings. An amount up to the maximum contribution limits under the Income Tax Act (Canada) is contributed to the Corporation's registered defined contribution pension plan and any amounts in excess of the contribution limit is notionally contributed to the Corporation's Supplementary Pension Plan Fund. Mr. Lavoie reached the maximum limit under the Income Tax Act (Canada) and earned an amount paid into Corporation's Supplementary Pension Plan Fund.

Mr. Cameron and Mr. Bell are members of the Corporation’s Canadian deferred profit sharing plan whereby the Corporation matches an employee’s contribution to his or her registered retirement savings plan to a maximum of 6% of the employee’s salary and subject to the maximum contribution limits under the Income Tax Act (Canada).

The following table outlines the change in value of the defined contribution plan holdings of the Named Executive Officers over the course of Fiscal 2016.

Defined Contribution Plans

Name	Accumulated Value at February 1, 2015 (US$)	Compensatory (US$)(1)	Accumulated Value at January 31, 2016 (US$)
Brendan Bell	N/A	N/A	N/A
Ron Cameron	N/A	N/A	N/A
Chantal Lavoie	46,673	65,196	64,388
James R.W. Pounds	N/A	N/A	N/A
Elliot Holland	N/A	N/A	N/A
Robert A. Gannicott	N/A	N/A	N/A

(1)	Contribution by Dominion Diamond Ekati Corporation to defined contribution plan.

Termination and Change in Control Benefits

The Corporation has entered into employment agreements with Brendan Bell, Ron Cameron, James R. W. Pounds, Chantal Lavoie and Elliot Holland. The following table sets out five termination scenarios and explains the compensation that would be paid to the current Named Executive Officers in event of such termination:

Compensation Element	Resignation	Termination with Cause	Termination Without Cause(1)	Retirement	Change in Control
Base Salary	Ends immediately	Ends immediately	As negotiated, paid in lump sum, generally within 5 business days of termination	Ends immediately	Two times current base salary
Annual Incentives (Bonus)	Entitled to unpaid Bonus, per guidelines	Forfeited	As negotiated, paid in lump sum, generally within 5 business days of termination	Entitled to unpaid Bonus, per guidelines	Two times the greater of: (i) his last year’s bonus; or (ii) the average of his bonuses for the last two fiscal periods
Long-term Incentives Stock Options	Unvested options cancelled, vested options expire in 60 days	Unvested options cancelled, vested options expire in 60 days	Options become fully vested and immediately exercisable for a period of the shorter of the remaining Term of the Option and two (2) years from the date of termination	Unvested options cancelled, vested options expire in 60 days	Options become fully vested and immediately exercisable for a period of the shorter of the remaining Term of the Option and two (2) years from the date of termination
Long-term Incentives RSUs	Receive the value of vested RSUs; unvested RSUs cancelled	Receive the value of vested RSUs; unvested RSUs cancelled	Receive the value of vested RSUs; unvested RSUs cancelled	Receive the value of vested RSUs; unvested RSUs cancelled	Unvested RSUs which would have vested within 12 months of a Change in Control will vest and be paid out immediately upon date of termination
Benefits	None	None	Coverage as negotiated	None	Coverage as negotiated

(1)	The following table sets out what is to be paid to the current Named Executive Officers upon termination or a triggering event as of January 31, 2016:

Named Executive Officer	Type of Termination or Triggering Event	Payment(B)
Brendan Bell	Termination without just cause, or if he elects to terminate the agreement within six months of a Change in Control for Good Reason(A)	(a) A payment equal to two times his then current annual salary; and (b) an amount equal to two times the greater of: (i) his last year’s bonus; or (ii) the average of his bonuses for the last two fiscal periods.
Ron Cameron	Termination without just cause, or if he elects to terminate the agreement within six months of a Change in Control for Good Reason(A)	(a) A payment equal to two times his then current annual salary; and (b) an amount equal to two times the greater of: (i) his last year’s bonus; or (ii) the average of his bonuses for the last two fiscal periods.
Elliot Holland	Termination without just cause, or if he elects to terminate the agreement within six months of a Change in Control for Good Reason(A)	(a) A payment equal to two times his then current annual salary; and (b) an amount equal to two times the greater of: (i) his last year’s bonus; or (ii) the average of his bonuses for the last two fiscal periods.
Chantal Lavoie	Termination without just cause, or if he elects to terminate the agreement within six months of a Change in Control for Good Reason(A)	(a) A payment equal to two times his then current annual salary; and (b) an amount equal to two times the greater of: (i) his last year’s bonus; or (ii) the average of his bonuses for the last two fiscal periods.
James R. W. Pounds	Termination without just cause, or if he elects to terminate the agreement within six months of a Change in Control for Good Reason(A)	(a) A payment equal to two times his then current annual salary; and (b) an amount equal to two times the greater of: (i) his last year’s bonus; or (ii) the average of his bonuses for the last two fiscal periods.

(A)	Which is generally defined as events which constitute a constructive termination.
(B)	The executive employment agreements obligate the Corporation to pay for existing benefit plan coverage for 2 years.

The estimated additional payment to certain Named Executive Officers in the case of termination under the above-noted scenarios, assuming that the triggering event took place on the last business day of the Corporation’s most recently completed financial year, are set out in the following table:

Named Executive Officer(1)	Compensation Element	Resignation (US$)	Termination With Cause	Termination Without Cause (US$)	Retirement (US$)	Change in Control (US$)
Brendan Bell	Salary & Bonus Stock Options RSUs Total	- 7,880 - 7,880	- - - -	1,372,344 7,880 - 1,380,224	- 7,880 - 7,880	1,372,344 7,880 269,459 1,649,683
Ron Cameron	Salary & Bonus Stock Options RSUs Total	- - - -	- - - -	1,118,124 - - 1,118,124	- - - -	1,118,124 - 590,062 1,708,186
Elliott Holland	Salary & Bonus Stock Options RSUs Total	- - - -	- - - -	1,126,692 - - 1,126,692	- - - -	1,126,692 - 624,327 1,751,019
Chantal Lavoie	Salary & Bonus Stock Options RSUs Total	- 7,880 - 7,880	- - - -	1,135,260 7,880 - 1,143,140	- 7,880 - 7,880	1,135,260 7,880 323,324 1,466,464
James R. W. Pounds	Salary & Bonus Stock Options RSUs Total	- 1,657,846 - 1,657,846	- - - -	1,381,793 1,657,846 - 3,039,639	- 1,657,846 - 1,657,846	1,381,793 1,657,846 321,365 3,361,004

(1)	Converted into United States dollars at the Year End Exchange Rate.

Messrs. Bell, Cameron, Holland, Lavoie and Pounds’ executive employment agreements contain an indefinite non-disclosure provision and a 12 month non-solicitation provision following termination of employment.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following tables provide information as of January 31, 2016, concerning options outstanding, and Common Shares available for future issuance, pursuant to the Stock Option Plan (as defined below) and the Amended and Restated 2010 Restricted Share Unit Plan, which have been approved by the shareholders of the Corporation and which are currently the only compensation plans of the Corporation under which equity securities of the Corporation are authorized for issuance:

Stock Option Plan

Number of Common Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under the plan
2,853,900	Cdn$12.95	1,681,520

The Corporation currently has in place a stock option plan (the “Stock Option Plan”), which was adopted by the directors of the Corporation on June 12, 2000 and approved by the shareholders of the Corporation on July 27, 2000, and which was most recently amended on January 14, 2015 by the Board with respect to certain administrative matters pursuant to Section 15.1 of the Stock Option Plan. The maximum number of Common Shares issuable pursuant to the Stock Option Plan is 6,000,000, which represents 7% of the currently outstanding Common Shares. As of the date hereof, there are stock options outstanding in respect of an aggregate of 2,808,900 Common Shares, representing approximately 3.3% of the currently outstanding Common Shares.

The material provisions of the Stock Option Plan are as follows:

(a)	the persons who are eligible to be granted options under the Stock Option Plan are: (i) any officer, or full or part-time employee of the Corporation or any of its subsidiaries, and (ii) any other person engaged to provide ongoing management or consulting services to the Corporation or any of its subsidiaries (and upon the receipt of a grant of options, an “Optionee”);
(b)	options shall not be granted under the Stock Option Plan which could result in:

(i)	the number of Common Shares reserved for issuance to any one person, exceeding 2% of the number of Common Shares issued and outstanding on a non-diluted basis (the “Outstanding Issue”), at the time of such grant;
(ii)	the number of Common Shares reserved for issuance to Optionees who are, at the time of the particular grant, Related Persons (as defined in the Stock Option Plan), exceeding 10% of the Outstanding Issue, at the time of such grant;
(iii)	the number of Common Shares issued within any one year period pursuant to the exercise of options to Optionees who are, at the time of issuance, Related Persons, exceeding 10% of the Outstanding Issue at that time, less the number of Common Shares which have been issued pursuant to the Stock Option Plan in the twelve month period immediately preceding such time (the “Adjusted Outstanding Issue”);
(iv)	the number of Common Shares issued within any one year period pursuant to the exercise of options, and options granted under a share compensation arrangement existing prior to effective date of the Stock Option Plan, to any one Related Person and his or her associates exceeding 2% of the Adjusted Outstanding Issue;

(c)	the exercise price for the Common Shares under each option granted under the Stock Option Plan is determined on the basis of the market price at the time of granting of each option. If at the time of grant of an option the Common Shares of the Corporation are listed on the TSX, the exercise price may not be less than the market price on the TSX, where “market price” means the prior trading day closing price of the Common Shares of the Corporation, or where there is no such closing price, the average of the most recent bid and ask of the Common Shares of the Corporation on the TSX;

(d)	options granted under the Stock Option Plan may provide that the number of Common Shares which may be acquired pursuant to the option shall not exceed a specified number or percentage each year during the term of the option; however, all options become immediately exercisable upon the occurrence of an “Acceleration Event” (as defined in the Stock Option Plan), which includes a change in control of the Corporation, the sale of all or substantially all of the assets of the Corporation, or the liquidation or dissolution of the Corporation;
(e)	the term of an option, as determined by the Human Resources & Compensation Committee, (the “Term”) shall not exceed 10 years;
(f)	the expiry date of an option held by an Optionee is the earlier of the last date of the Term of the option and the following dates, upon:

(i)	death - up to 12 months from the date of death;
(ii)	termination of employment by reason of disability - 12 months from the date of notice of termination;
(iii)	termination of employment other than by reason of disability - 60 days from the date of notice of termination;
(iv)	resignation - 60 days from the date of resignation;
(v)	termination of employment within 24 months following an Acceleration Event (as defined in the Stock Option Plan) - shorter of the term of the option or 24 months from the date of termination;

the foregoing dates may be extended, provided that such extension shall not be granted beyond the Term of the option;

(g)	in the event of an Acceleration Event or a potential Acceleration Event, the Human Resources & Compensation Committee has the power to make such changes to the terms of the options as it considers fair and appropriate;
(h)	the Corporation has adopted policies which impose trading restrictions preventing officers, directors and employees from trading in securities of the Corporation (including exercising stock options) during certain periods (“Black-Out Periods”), and the Stock Option Plan provides that if the expiry date of an option granted under the Stock Option Plan would otherwise occur during or within 10 calendar days following a Black-Out Period, the expiry date of such option shall be extended to the first business day which is at least 10 calendar days after the end of the Black-Out Period;
(i)	options may not be assigned or transferred, except by Will or by the laws of descent and distribution; and
(j)	the Board may from time to time amend the Stock Option Plan without approval from shareholders of the Corporation, other than with respect to the following matters: (i) the maximum number of Common Shares reserved for issuance under the Stock Option Plan; (ii) a reduction in the exercise price for options held by insiders of the Corporation; (iii) an extension to the term of any option held by insiders of the Corporation; and (iv) an increase in any limit on grants of options to insiders set out in the Stock Option Plan.

Amended and Restated 2010 Restricted Share Unit Plan

Number of Common Shares to be issued upon exercise of outstanding share units	Number of Common Shares remaining available for future issuance under the plan
167,822	422,178

In September, 2010, the 2010 Restricted Share Unit Plan was adopted by the Corporation, which originally granted RSUs that would be settled in cash. On July 19, 2013, shareholders of the Corporation approved the adoption of the Amended and Restated 2010 Restricted Share Unit Plan (the “2010 RSU Plan”), which allows the Corporation to settle restricted share units (“Units”) that are granted under the 2010 RSU Plan in either Common Shares issued from treasury (“Common Share Units”) or cash (“Cash Units”). The maximum number of Common Shares issuable pursuant to the 2010 RSU Plan is 600,000, which represents 0.7% of the currently outstanding Common Shares. As of the date hereof, there are Common Share Units outstanding in respect of an aggregate of 167,822 Common Shares, representing approximately 0.2% of the currently outstanding Common Shares.

The material provisions of the 2010 RSU Plan are as follows:

(a)	employees of the Corporation and its affiliates who are designated by the Human Resources & Compensation Committee (a “Participant”) as being eligible to participate in the 2010 RSU Plan;
(b)	at the time of grant, the Human Resources & Compensation Committee will designate whether the award to a Participant is to be settled as Cash Units or Common Share Units;
(c)

under no circumstances may the 2010 RSU Plan, together with all of the Corporation’s other share compensation arrangements, result in: (a) the aggregate number of Common Shares issued to insiders of the Corporation within any one year period or issuable to insiders at any time exceeding 10% of the total number of issued and outstanding Common Shares; (b) the number of Common Shares issued to any insider (including such insider’s associates) within any one year period exceeding 5% of the then total number of issued and outstanding Common Shares; or (c) the number of Common Shares reserved for issuance to any one person exceeding 5% of the then total number of issued and outstanding Common Shares;

(d)

in the event a dividend becomes payable on the Common Shares, on the payment date for such dividend, each Participant’s account shall be credited with a number of Units (including fractional Units) equal to: (a) the amount of the dividend paid per Common Share multiplied by the number of Units credited to the Participant’s account as of the record date for payment of the dividend, divided by (b) the average closing price for the Common Shares on the TSX on the five trading days prior to that date (the “Fair Market Value”) as of the date for payment of the dividend. Subject to the Plan, Units credited to a Participant’s account will generally vest at the same time as the related Units vest and will generally be settled in the same form, in cash or Common Shares, as the related Units;

(e)	Participants do not have any rights as a shareholder of the Corporation in respect of the Units. Accordingly, Participants are not entitled to vote the Common Shares underlying the Common Share Units;
(f)	Units are not assignable by a Participant;
(g)

if the employment of a Participant is terminated for any reason other than death or disability, the Participant will forfeit all right, title and interest with respect to any unvested Units awarded to the Participant under the 2010 RSU Plan and such Units will immediately expire and be cancelled on such termination date, unless otherwise determined by the Human Resources & Compensation Committee in its sole discretion. Any vested Units will continue to be governed by the 2010 RSU Plan (see “Settlement” below). If a Participant dies or becomes disabled, his or her Units will vest immediately;

(h)	Units will vest in accordance with the terms set by the Human Resources & Compensation Committee at the time of grant;
(i)

for Common Share Units, the number of Common Shares received by a Participant upon vesting shall be equal to the number of such Units vested on the settlement date. Also, at any time prior to the settlement date, Participants may request that such Common Share Units be settled in cash, and the Human Resources & Compensation Committee may, in its absolute discretion, agree to settle such Units in cash;

(j)

for the purpose of determining the cash amount payable by the Corporation to a Participant in respect of Cash Units, the number of Units will be valued by multiplying the number of such Units by the Fair Market Value on the date a determination is required, namely the earliest of: (a) the date of the Participant’s death or disability; (b) the last day of employment of the Participant; or (c) the settlement dates set out in any grant instrument. The value will be paid to a Participant net of all applicable taxes and other amounts required to be withheld determined in the sole discretion of the Corporation, within 30 days of the date the fair market value of the applicable Units was determined;

(k)	upon a change in control of the Corporation and the termination, without cause, of the Participant within 12 months thereafter, the Participant’s Units will vest on the date of termination; and
(l)

The Board may make amendments to the 2010 RSU Plan without seeking shareholder approval including, but not limited to, housekeeping amendments, amendments to satisfy changes in applicable tax law, amendments to outstanding Units in the event of certain corporate transactions and the addition of covenants for the protection of Participants. However, shareholder approval is required for: (i) an increase in the maximum number of Common Shares reserved for issuance under the 2010 RSU Plan or a change from a fixed maximum number of Common Shares to a fixed percentage; (ii) an amendment to the amendment provisions of the 2010 RSU Plan; (iii) an expansion of insider participation; (iv) an amendment extending the term of any award beyond its original expiry date; (v) the addition of any new provision which will result in Participants receiving Common Shares while no cash consideration is received by the Corporation; and (vi) any amendment to the assignment provisions.

New Equity Based Incentive Plan

Effective April 12, 2016, the Human Resources & Compensation Committee approved a Performance and Restricted Share Unit plan (the “PSU Plan”). Pursuant to the PSU Plan, the Human Resources & Compensation Committee may award PSUs and/or RSUs to employees of the Corporation and its affiliates who are designated by the Committee as being eligible and may allow for such employees to defer short term incentive awards into RSUs. All PSUs under the PSU Plan will be settled by way of Common Shares purchased on the market or, at the sole election of the Corporation, a cash amount equivalent to the fair market value of the Common Shares. The Human Resources & Compensation Committee will determine the performance conditions applicable to PSUs and will determine vesting and other conditions applicable to both PSUs and RSUs granted pursuant to the PSU Plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date hereof, no current or former director or executive officer or employee of the Corporation or any of its subsidiaries, or proposed nominee for election as director, or any of their respective associates, is indebted to the Corporation or any of its subsidiaries or has indebtedness to another entity which has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Corporation, proposed director of the Corporation and no associate or affiliate of such informed person or proposed director has any material interest, direct or indirect, in any transaction since the commencement of the Corporation’s last completed fiscal year or in any proposed transaction, which, in either case, has materially affected or would materially affect the Corporation or any of its subsidiaries.

ADDITIONAL INFORMATION

Financial information relating to the Corporation is contained in its comparative annual financial statements and Management’s Discussion and Analysis of the results of operations for Fiscal 2016. Copies of this Management Proxy Circular, the Annual Report which contains the comparative audited financial statements of the Corporation, any interim financial statements subsequent to those statements contained in the Annual Report and Management’s Discussion and Analysis of the results of operations for the Corporation for an annual or interim period, the Annual Information Form, and copies of charters of the Committees of the Board and the Corporate Governance Guidelines may be obtained from SEDAR at www.sedar.com or free of charge upon request from Investor Relations of the Corporation at P.O. Box 4569, Station “A”, Toronto, Ontario M5W 4T9, 416-362-2237 ext. 1 or by emailing investor@ddcorp.ca or by viewing the Corporation’s web site. Throughout this Management Proxy Circular, references to documents and/or information available on the Corporation’s website can be found at www.ddcorp.ca.

BOARD APPROVAL

The directors of the Corporation have approved the contents and sending of this Management Proxy Circular to the shareholders.

Lyle R. Hepburn
Corporate Secretary
June 17, 2016

 SCHEDULE 1 - STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Board of Directors

(a)	The Board is currently comprised of nine directors, of which seven are considered to be unrelated and independent directors within the meaning of Canadian and United States securities laws and the NYSE Rules. A director is considered to be unrelated and independent by the Board if the Board determines that the director has no direct or indirect material relationship with the Corporation. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s judgment independent of management. The independent directors of the Corporation are currently Graham G. Clow, James K. Gowans, Daniel Jarvis, Tom Kenny, David S. Smith, Chuck Strahl and Josef Vejvoda. Daniel Jarvis and Tom Kenny are not standing for re-election as directors for the ensuing year. Thomas A. Andruskevich, director nominee is independent.

(b)	Brendan Bell, Chief Executive of the Corporation, and Robert A. Gannicott, the former Chief Executive Officer of the Corporation are the only related and non-independent directors of the Corporation.

(c)	A majority of the directors of the Corporation are independent, as such term is defined in Section 1.2(1) of NI 58-101.

(d)	Some of the directors of the Corporation, and the proposed nominees, are also directors of other reporting issuers, or the equivalent of a reporting issuer in a foreign jurisdiction. The following table outlines such directorships held by the members of the Board as of June 17, 2016. No members of the Board served together on the boards of other public companies:

Name of Current Director	Other Directorships Held
Brendan Bell	None
Graham G. Clow	Barrick Gold Corporation
Robert A. Gannicott	Capricorn Minerals Limited
James K. Gowans	Cameco Inc., Arizona Mining Inc. and Newcastle Gold Ltd.
David S. Smith	Paramount Gold Nevada Corporation
Chuck Strahl	None
Josef Vejvoda	Absolute Software Corporation, Shortel Inc., and Acerus Pharmaceuticals Corporation
Daniel Jarvis	Concert Infrastructure FT Inc.
Tom Kenny	None

Name of Nominee Director	Other Directorships Held
Thomas A. Andruskevich	None

(e)	Each face to face scheduled meeting of the Board includes an executive session with only non- management directors present. In Fiscal 2016, the Lead Director, or in his absence another independent director, presided over all executive sessions. The Board held eight scheduled meetings and twenty-three unscheduled meetings during Fiscal 2016. The independent directors held private sessions at twenty-one directors meetings during Fiscal 2016. The independent directors sitting on Committees also held private sessions at five of six Audit Committee meetings; at three of seven Human Resources & Compensation Committee meetings, at three of seven Nominating & Corporate Governance Committee meetings and at three of four Health, Safety & Environmental Committee meetings.

(f)	Daniel Jarvis, who is not a member of management and who is unrelated and independent, was the Lead Director for the Corporation from June 2, 2010 until April 13, 2016. The principal responsibilities of the Lead Director included overseeing the Board processes so that it operated efficiently and effectively in carrying out its duties, acted as a liaison between the Board and management, and presided over all executive sessions of the Board. With the appointment of James K. Gowans as independent Chairman, the position of Lead Director was discontinued on April 12, 2016.

James K. Gowans, an independent director, was appointed Chairman of the Corporation on April 12, 2016. The Chairman leads the Board in all aspects of its work and is responsible for effectively managing the affairs of the Board and ensuring that the Board is properly organized and functions efficiently. The Chairman also advises the Chief Executive Officer in all matters concerning the interests of the Board and the relationships between management and the Board. The Corporation has a written Position Description for the Chairman, which is available on the Corporation's website.

Interested parties may contact the Chairman by mail addressed to Mr. Gowans c/o Dominion Diamond Corporation, P.O. Box 4569, Station A, Toronto ON Canada M5W 4T9 or in accordance with the procedure set out in the Corporation’s Whistleblower Protection Policy which is available on the Corporation’s website.

(g)	The attendance at Board and Committee meetings for the directors that held office during Fiscal 2016 can be found on page 21 of this Management Proxy Circular (see “Meetings Held and Attendance of Directors”).

Majority Voting Policy

The Corporation’s Majority Voting Policy requires that, in an uncontested election, any nominee for director with respect to whom a majority of the votes represented by proxies validly deposited prior to the Annual Meeting of the shareholders (the ‘‘Meeting’’) are ‘‘withheld’’ from his or her election (a ‘‘Majority Withheld Vote’’), shall submit his or her resignation to the Nominating & Corporate Governance Committee promptly following the Meeting.

The Nominating & Corporate Governance Committee shall consider the resignation and recommend to the Board whether or not to accept it. The Board shall consider the recommendation of the Nominating & Corporate Governance Committee, and must accept the resignation of the director absent exceptional circumstances. A press release disclosing the Board’s determination (and the reasons for rejecting the resignation, if applicable) shall be issued within 90 days following the date of the Meeting.

Any director who tenders his or her resignation shall not participate in any meeting of the Nominating & Corporate Governance Committee, if he or she is a member of that Committee, or of the Board to consider whether his or her resignation shall be accepted. However, if the number of members of the Nominating & Corporate Governance Committee who received a Majority Withheld Vote at the Meeting is such that the remaining members of this Committee do not constitute a quorum, then the directors who did not receive a Majority Withheld Vote shall appoint a committee to consider the resignations and recommend to the Board whether to accept them.

In a contested election, where the number of director nominees exceeds the number of directors to be elected, a plurality vote standard will continue to apply.

The Majority Voting Policy, together with the change to give shareholders the option of voting for or withholding their votes in respect of individual director nominees, provides enhanced director accountability. These measures combined encourage individual Board members to be diligent in the performance of their duties by providing shareholders with the right to vote for individual directors based on their individual performance as a director, or withhold their votes for a director who fails to meet the standards required by the shareholders.

Board of Directors Diversity Policy

On January 14, 2015 the Board adopted a Board of Directors Diversity Policy, which was reconfirmed on January 20, 2016. The Corporation recognizes and embraces the benefits of having a diverse Board and senior management to enhance the quality of its performance and, accordingly, the Board is committed to continued growth and development with respect to diversity among its board members and senior management. In addition, the Board is committed to ensuring that its members are reflective of diverse professional experience, skills, knowledge and other attributes that are essential to its successful operation and the achievement of the Corporation’s current and future plans and objectives. Pursuant to the Diversity Policy, the Nominating & Corporate Governance Committee is authorized to:

•	oversee the periodic evaluation and assessment of individual board members as well as board committees and the Board as a whole to identify strengths and areas for improvement;

•	develop and maintain a director skills matrix that identifies the skills and expertise required for the Board along with potential areas for growth and improvement;

•	take measures designed to ensure that nominee recruitment and identification processes are appropriate in terms of depth and scope to foster identification and progression of diverse candidates;

•	maintain an evergreen list of potential candidates, to the extent feasible, that addresses the needs identified through the processes undertaken above;

•	recommend to the Board appropriate targets and timelines for achieving such targets in respect of representation of women on the board; and

•	as required, engage qualified independent external advisors to assist the board in conducting its search for candidates that meet the Board’s criteria regarding skills, experience and diversity.

Director Term Limits and Other Mechanisms of Board Renewal

The Board does not believe it should establish term limits. While the Board acknowledges the benefit of fresh ideas and viewpoints, it encourages alternative means of ensuring Board renewal as opposed to the imposition of arbitrary thresholds given the value of the contribution of directors who have been able to develop, over a period of time, increasing insight into the Corporation and its operations and, therefore, provide an increasing contribution to the Board as a whole.

Representation of Women on the Board and in Executive Officer Positions

Although the Corporation has not adopted a formal written policy or target relating to the representation of women on the Board or in senior management positions, the Nominating & Corporate Governance Committee takes into account the diversity of candidates when filling Board vacancies and senior management positions. When identifying candidates to nominate for election to the Board or recommend for appointment as senior management, the primary objectives of the Board and the Nominating & Corporate Governance Committee are to ensure consideration of individuals who are highly qualified, based on their talents, experience, functional expertise and personal skills, character and qualities, having regard to the Corporation’s current and future plans and objectives, as well as anticipated regulatory and market developments.

In furtherance of the Corporation’s commitment to diversity, the Board and the Nominating & Corporate Governance Committee will have due regard for the need to identify and promote individuals who are reflective of diversity for nomination for election to the Board and appointment as senior management.

As of the date of this Management Proxy Circular, there are no women on the Board and no women hold positions on the Corporation's executive team.

Targets

Given the nature and size of the Corporation’s business and its industry, it may be challenging for the Corporation to identify a qualified pool of candidates that adequately reflects the various diverse characteristics that the Corporation seeks to promote. The Corporation has therefore not adopted any specific targets as to the number of women Board members or the number of women in senior management positions, but will promote its objectives through the initiatives set out in the Diversity Policy with a view to identifying and fostering the development of a suitable pool of candidates for nomination or appointment over time.

The Nominating & Corporate Governance Committee will monitor the success of the Diversity Policy by measuring the relative increase of diversity on the Board and in senior management over time, as well the implementation of specific processes designed to foster the progression of diverse candidates to be considered for nomination or appointment.

Board Mandate

The Board has the responsibility to manage, or supervise, the management of the business and affairs of the Corporation. The Board selects and appoints the Corporation’s Chief Executive Officer and, through him, other officers and senior management to whom the Board delegates certain of its power of management. The Board approves strategy, sets targets, performance standards and policies to guide management, monitors and advises management, sets their compensation and, if necessary, replaces them.

To assist the Board in the implementation of key policies, it delegates some of its responsibility to committees. As part of its duties, the Board reviews, through reports from the Nominating & Corporate Governance Committee, and approves the structure, charters and composition of its committees. It also receives and reviews regular and timely reports of the activities and findings of those committees.

The fundamental responsibility of the Board is to appoint a competent executive team and to oversee the management of the business, with a view to maximizing long-term shareholder value and ensuring corporate conduct in an ethical and legal manner via an appropriate system of corporate governance and internal control. The Board has adopted specific corporate governance guidelines which are posted on the Corporation’s website under the name Corporate Governance Guidelines.

Position Descriptions

The Corporation has written guidelines for the Chairman, the Chief Executive Officer, and for the Chairs of the Committees. These guidelines are available on the Corporation's website.

The Chief Executive Officer’s position description is reviewed by the Board on an on-going basis. Annual objectives for the Corporation and the Chief Executive Officer are developed jointly by the Board and the Chief Executive Officer. The attainment of these objectives is reviewed by the Board. The Chief Executive Officer is also responsible and accountable for pursuing the strategic goals which are considered and adopted by the Board at its annual strategy meetings.

Orientation and Continuing Education

The Nominating and Corporate Governance Committee is responsible for determining the most appropriate orientation and education program for new members of the Board and of the Board’s various committees and the continued development of all members of the Board.

New directors are provided with a comprehensive information package on the Corporation and its management, and are fully briefed by senior management on the corporate organization and key current issues. Site visits to the Diavik Diamond Mine and the Ekati Diamond Mine are arranged for new directors.

Ongoing training and development of directors consists of similar components, i.e., updated written corporate information, site visits and presentations by experts in numerous fields that are important to the Corporation’s interests. The following is a list of the internal and external conferences, seminars, courses and site tours that our Board members attended during the year:

•	Senior Management presentations on finance, finance initiatives, production, operations, road haulage, improvement and growth projects, health, safety and environmental status; diamond market, security, community affairs, insurance, and succession planning;
•	Presentation regarding Corporation’s Fine Diamond Recovery Plant;
•	Presentations by Rothchild Consultants and TD Securities;
•	Presentations by Stikeman Elliott regarding Director’s duties;
•	Governance and Regulatory Updates and Trends presentations by Meridian;
•	Current Accounting and Auditing Developments presentations by KPMG LLP;
•	Site visits to the Northwest Territories sorting facilities; and
•	Site visits to the Diavik and Ekati Diamond Mines.

Individual directors may engage outside advisors, with the authorization of the Nominating & Corporate Governance Committee.

Ethical Business Conduct

The Nominating & Corporate Governance Committee is responsible for developing and reviewing, with recommendations to the Board where appropriate, the Corporation’s approach to all matters of corporate governance, and reporting thereon to the Board. The Corporation has adopted a Code of Ethics and Business Conduct, a Policy on Corporate Disclosure, Confidentiality and Employee Trading, an Insider Trading Policy and a Whistleblower Protection Policy. All of these policies are available on the Corporation's website, and will be provided to any Shareholder who requests them. The Code of Ethics and Business Conduct of the Corporation, as amended, has been filed on SEDAR at www.sedar.com.

The SEC and NI 52-110 require a corporation to disclose if it has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer or controller. The Corporation is in compliance with such requirement. The Corporation has adopted a code of ethics entitled Code of Ethics and Business Conduct which is applicable to all directors, officers and employees of the Corporation and its subsidiaries. The Code of Ethics and Business Conduct provides a framework for directors, officers and employees on the conduct and ethical decision making integral to their work. Management of the Corporation is committed to fostering and maintaining a culture of high ethical standards and compliance, and ensuring a work environment that encourages employees to raise concerns to the attention of management and promptly addressing any employee compliance concerns.

The Code of Ethics and Business Conduct provides that management is responsible for monitoring compliance with the Code and for communicating the Code to employees. Employees are advised that they have a duty to report any known or suspected violation of the Code, including any violation of the laws, rules, regulations or policies that apply to the Corporation. Employees are to report such violations to their supervisor, the Corporate Secretary, or by following the procedures set out in the Corporation’s Whistleblower Protection Policy. It is ultimately the Board’s responsibility for monitoring compliance with the Code. The Board, through its Nominating & Corporate Governance Committee, reviews the Code annually to ensure that it complies with legal requirements and is in alignment with best practices.

The Board has not granted any waiver of the Code of Ethics and Business Conduct. Accordingly, no material change report has been required or filed.

Individual directors are expected to indicate a material interest in any transaction or agreement that the Corporation is considering. Directors who have a material interest in a transaction or agreement would not be present for discussions on such transaction or agreement, and would not participate in any vote on the matter.

Nomination of Directors and Succession Planning

The Nominating & Corporate Governance Committee, composed entirely of unrelated and independent directors, considers all proposed nominees for the Board and recommends nominees to the Board. The Committee periodically assesses the skill sets of current directors and recommends desired background and qualifications for director nominees, taking into account the needs of the Board at the time. Breadth of perspective, experience and judgment are critical qualities of a director, and strongly influence the selection criteria for Board membership. The Nominating & Corporate Governance Committee utilizes a director skills matrix that identifies the skills and expertise required for the Board along with potential areas for growth and improvement.

All directors, except one, serve, or have served, on a number of corporate boards, and all bring a broad base of international experience and expertise to Board deliberations.

The Board assessment is done periodically, and consists of an interview and discussion by the Chairman or the Lead Director with each director on an informal basis. The Nominating & Corporate Governance Committee addresses issues such as director representation in terms of expertise and experience, Board size, director succession planning, meeting quality and efficiency, director contribution and interaction, management effectiveness and the Board’s relationship with management. Directors complete an evaluation form for each fiscal year which contains questions concerning the effectiveness of the Board and its committees, operation of the Board, Board size, number of meetings held per annum, meeting quality and efficiency, individual director contribution and interaction, strategic planning opportunities, management effectiveness and the Board’s relationship with management. The responses are reviewed by the Lead Director and presented to the Board.

The Board and the Nominating & Corporate Governance Committee monitor the size of the Board to facilitate effective decision-making. The Nominating & Corporate Governance Committee also develops, reviews and monitors criteria for selecting directors by assessing their qualification, personal qualities, geographical representation, business background and diversified experience. The directors have proposed nine nominees for the position of director in the upcoming year.

The Board has implemented a policy that if, during a director’s service on the Board, he or she: (a) joins or resigns from another public company’s board of directors; or (b) significantly changes his or her primary employment or occupation (any such event shall be referred to as a “Status Change”), that director shall immediately notify the Nominating & Corporate Governance Committee. The Nominating & Corporate Governance Committee should re-evaluate the appropriateness of the continuing membership of the director on the Board in light of the Status Change and recommend to the Board the appropriate action, if any, to be taken with respect to the director. If the Board concludes that the Status Change is significant and requires a resignation of the director, the director shall immediately tender his or her resignation from the Board.

The Board is engaged in a process of comprehensive renewal of its composition which began earlier in the year with the additions of three new directors: James K. Gowans the new independent Board Chair; David S. Smith the new Audit Committee Chair; and Josef Vejvoda. A search committee formed by the Board is working with an experienced board search professional in this endeavor, and is well advanced in the process of identifying additional, experienced director candidates who can add to the Board deliberations, supplement the Board’s capital markets and corporate development expertise, and provide insight into mid-stream and down-stream diamond market demand.

Compensation

Disclosure regarding Compensation set out in Article 7 of National Instrument 58-101F1 can be found on page 29 of this Management Proxy Circular (See “Compensation Governance”).

Board Committees

The Board has four Committees: Audit, Nominating & Corporate Governance, Human Resources & Compensation and Health, Safety & Environmental. The Committees are composed entirely of independent directors. The roles and responsibilities of the Committees are set out in Charters which are available on the Corporation’s website. These Charters are reviewed annually to ensure that they comply with legal requirements and are in alignment with best practices. To assist the Committee in fulfilling their respective responsibilities, such responsibilities are set out in Work Plans which are approved at the beginning of each year. The Charter of each Committee requires that each member of the Committee be an independent director.

Strategic Planning and Assessments

Strategic planning is at the forefront of deliberations at meetings of the Board. Management is responsible for the development of overall corporate strategies and the Board oversees the planning, progress and fulfillment of the Corporation’s strategic goals. These strategies are under constant review by the Board and senior management.

It is the Board’s practice to conduct a formal annual evaluation of the Board, its Committees and individual directors, including a peer review. As part of this evaluation process, Board members would complete a written survey designed to assess the Board’s effectiveness as a whole, and the effectiveness and contribution of its Committees and individual directors. The individual surveys would then be sent to the Non-Executive Chairman accompanied with a summary of the responses. However, as a result of certain resignations from and appointments of new directors to the Board experienced in Fiscal 2016, the Board has determined to defer the completion of a formal Board evaluation for a year.

Throughout the year, the Board reviews the performance of management and the Corporation against approved business plans and policies. The Board also reviews and approves specific proposals for all major capital expenditures, checking for consistency with budgets and strategic plans, and deals with a large number of individual issues and situations requiring decision by the Corporation, such as acquisitions, investments and divestitures.

The Board ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Corporation's business. The Audit Committee is specifically tasked to oversee the Corporation’s process for identifying and managing enterprise risks. Management reports regularly to the Audit Committee and the Board in relation to principal risks which potentially affect the Corporation's business activities. The Audit Committee reviews and assesses management’s overall process to identify principal risks that could affect the achievement of the Corporation’s business plans and provides the Audit Committee’s view to the Board. In addition, the Audit Committee oversees and monitors the Corporation’s compliance with legal and regulatory requirements and the performance of the Corporation's Risk & Internal Audit function. For a detailed explanation of the risks and uncertainties that the Corporation is subject to, see the section titled “Risks and Uncertainties” in the Corporation’s Annual Information Form.

The Board regularly reviews management succession plans and, where necessary, initiate and supervise searches for replacement candidates. The Board also set objectives for, and review the performance of, the senior officers of the Corporation, and approve their appointments and compensation.

The Board ensures that mechanisms are in place to guide the organization in its activities. The Board reviews and approves a broad range of internal control and management systems covering, for example, expenditure approvals, financial controls, environmental and health and safety matters. Such systems are designed to inform the Board of the integrity of the financial and other data of the Corporation, and are subject to audit reviews. Management is required to comply with legal and regulatory requirements with respect to all of the Corporation’s activities.

The Corporation has a sound governance structure in place at both management and Board levels, and a comprehensive system of internal control relating to financial record reliability. These structures and systems are continually assessed, reviewed and enhanced in light of ongoing Canadian and United States regulatory developments affecting corporate governance, accountability and disclosure.